Exhibit 99.1
AEI
Unaudited Condensed Consolidated Financial Statements and MD&A
as of September 30, 2009 and December 31, 2008
and for the Three and Nine Months Ended September 30, 2009
and 2008

AEI AND SUBSIDIARIES

AEI AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2009	2008
	(Millions of dollars (U.S.),
	except share and par value data)
ASSETS
Current assets:
Cash and cash equivalents	$644	$736
Restricted cash	96	83
Accounts and notes receivable:
Trade (net of allowance of $81 and $69, respectively)	1,013	863
Unconsolidated affiliates	20	11
Inventories	270	239
Prepaids and other current assets	436	384

Total current assets	2,479	2,316
Property, plant and equipment, net	4,277	3,524
Investments in and notes receivable from unconsolidated affiliates	1,119	907
Goodwill	705	614
Intangibles, net	426	393
Other assets	1,517	1,199

Total assets	$10,523	$8,953

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable:
Trade	$585	$572
Unconsolidated affiliates	31	30
Current portion of long-term debt, including related party	647	547
Accrued and other liabilities	853	594

Total current liabilities	2,116	1,743
Long-term debt, including related party	3,178	3,415
Deferred income taxes	413	199
Other liabilities	1,476	1,331
Commitments and contingencies Equity:
Equity:
Ordinary shares, $0.002 par value, 5,000,000,000 shares authorized; 242,489,379 and 224,624,481 shares issued and outstanding	—	—
Additional paid-in capital	1,930	1,754
Retained earnings	522	280
Accumulated other comprehensive income (loss)	275	(204)

Total equity attributable to AEI shareholders	2,727	1,830
Equity attributable to noncontrolling interests	613	435

Total equity	3,340	2,265

Total liabilities and equity	$10,523	$8,953

See notes to unaudited condensed consolidated financial statements.

AEI AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three		For the Nine
	Months Ended		Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.),
	except per share data
Revenues	$2,095	$2,548	$5,798	$7,152

Costs of sales	1,593	2,037	4,409	5,679

Operating expenses:
Operations, maintenance, and general and administrative expenses	241	232	605	681
Depreciation and amortization	71	71	200	203
Taxes other than income	10	8	31	34
Other charges	—	44	—	44
(Gain) loss on disposition of assets	9	13	19	(40)

Total operating expenses	331	368	855	922

Equity income from unconsolidated affiliates	29	34	79	102

Operating income	200	177	613	653

Other income (expense):
Interest income	23	27	58	68
Interest expense	(85)	(99)	(244)	(292)
Foreign currency transaction gains (losses), net	(1)	(47)	5	(24)
Gain on early retirement of debt	7	—	10	—
Other income, net	7	7	57	9

Total other income (expense)	(49)	(112)	(114)	(239)

Income before income taxes	151	65	499	414
Provision for income taxes	60	50	187	169

Net income	91	15	312	245
Less: Net income (loss) — noncontrolling interests	17	(4)	70	120

Net income attributable to AEI shareholders	$74	$19	$242	$125

Basic earnings per share:
Net income attributable to AEI shareholders	$0.31	$0.09	$1.05	$0.58

Diluted earnings per share:
Net income attributable to AEI shareholders	$0.31	$0.09	$1.04	$0.58

See notes to unaudited condensed consolidated financial statements.

AEI AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended
	September 30,
	2009	2008
	(Millions of dollars (U.S.))
Cash flows from operating activities:
Net income	$312	$245
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	200	203
Other charges	—	44
Increase in deferred revenue	48	39
Deferred income taxes	49	23
Equity earnings from unconsolidated affiliates	(79)	(102)
Distributions from unconsolidated affiliates	29	54
Foreign currency transaction (gains) losses, net	(5)	24
(Gain) loss on disposition of assets	19	(40)
Gain on early retirement of debt	(10)	—
Changes in operating assets and liabilities, net of translation, acquisitions, dispositions and non-cash items:
Trade receivables, net	(86)	(384)
Accounts payable, trade	(34)	245
Inventories	44	(108)
Prepaids and other current assets	5	(6)
Regulatory assets and liabilities	(41)	(86)
Other	64	31

Net cash provided by operating activities	515	182

Cash flows from investing activities:
Proceeds from sale of investments	60	38
Proceeds from maturities of held-to-maturity securities	22	—
Capital expenditures	(260)	(240)
Cash paid for acquisitions, exclusive of cash and cash equivalents acquired	(50)	(228)
Cash and cash equivalents acquired	18	77
Net (increase) decrease in restricted cash	(12)	57
Contribution to unconsolidated subsidiaries	(8)	—
Other	(25)	7

Net cash used in investing activities	(255)	(289)

Cash flows from financing activities:
Issuance of long-term debt	844	282
Repayment of long-term debt	(1,142)	(236)
Increase in short-term borrowings	14	21
Proceeds from issuance of common shares	—	200
Dividends paid to noncontrolling interest	(55)	(83)
Purchase of subsidiary shares from noncontrolling interest	(48)	—
Other	3	(2)

Net cash provided by (used in) financing activities	(384)	182

Effect of exchange rate changes on cash	32	(3)

Decrease in cash and cash equivalents	(92)	72
Cash and cash equivalents, beginning of period	736	516

Cash and cash equivalents, end of period	$644	$588

Cash payments for income taxes, net of refunds	$118	$82

Cash payments for interest, net of amounts capitalized	$216	$189

Non-cash exchange of related party debt for common shares	$175	$—

Non-cash payments for acquisitions	$74	$—

See notes to unaudited condensed consolidated financial statements.

AEI AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
1. BASIS OF PREPARATION
     AEI, together with its consolidated subsidiaries, manages, operates and owns interests in essential energy infrastructure businesses in emerging markets across multiple segments of the energy industry through a number of holding companies (“Holding Companies”), management services companies (“Service Companies”), and operating companies (collectively, “AEI” or the “Company”).
     The operating companies of AEI as of September 30, 2009 include direct and indirect investments in the international businesses described below and are collectively referred to as the “Operating Companies”:

	2009	2009
	Ownership	Accounting	Location of
Company Name	Interest (%)	Method	Operations	Segment
Accroven SRL (“Accroven”)	49.25	Equity Method	Venezuela	Natural gas transportation and services
Beijing MacroLink Gas Co. Ltd (“BMG”)(a)	70.00	Consolidated	China	Natural gas distribution
Gas Natural de Lima y Callao S.A. (“Calidda”)	80.85	Consolidated	Peru	Natural gas distribution
Chilquinta Energia S.A. (“Chilquinta”)(b)	50.00	Equity Method	Chile	Power distribution
Consorcio Eolico Amayo S.A. (“Amayo”)(c)(d)	12.72	Equity Method	Nicaragua	Power generation
DHA Cogen Limited (“DCL”)(a)	60.22	Consolidated	Pakistan	Power generation
Distribuidora de Electricidad Del Sur, S.A. de C.V. (“Delsur”)	86.41	Consolidated	El Salvador	Power distribution
Empresa Distribuidora de Energia Norte, S.A. (“EDEN”)	90.00	Consolidated	Argentina	Power distribution
Elektra Noreste S.A. (“Elektra”)	51.00	Consolidated	Panama	Power distribution
Elektrocieplownia Nowa Sarzyna Sp. z.o.o. (“ENS”)	100.00	Consolidated	Poland	Power generation
Elektro — Eletricidade e Serviços S.A. (“Elektro”)	99.68	Consolidated	Brazil	Power distribution
Emgasud S.A. (“Emgasud”)(a)(e)	37.00	Equity Method	Argentina	Power generation
Empresa Distribuidora Electrica Regional S.A. (“EMDERSA”)(c)(f)	50.02	Consolidated	Argentina	Power distribution
Empresa Energetica Corinto Ltd. (“Corinto”)(d)	57.67	Consolidated	Nicaragua	Power generation
EPE — Empresa Produtora de Energia Ltda. (“EPE”)(g)	50.00	Consolidated	Brazil	Power generation
Empresa Electrica de Generacion de Chilca S.A. (“Fenix”)(a)	85.00	Consolidated	Peru	Power generation
Gas Transboliviano S.A. (“GTB”)(h)	17.65	Cost Method	Bolivia	Natural gas transportation and services
GasOcidente do Mato Grosso Ltda. (“GOM”)(g)	50.00	Consolidated	Brazil	Natural gas transportation and services
GasOriente Boliviano Ltda. (“GOB”)(g)	50.00	Consolidated	Bolivia	Natural gas transportation and services
Generadora San Felipe Limited Partnership (“Generadora San Felipe”)(i)	100.00	Consolidated	Dominican Republic	Power generation
Jaguar Energy Guatemala LLC (“Jaguar”)(a)	100.00	Consolidated	Guatemala	Power generation
Jamaica Private Power Company (“JPPC”)	84.42	Consolidated	Jamaica	Power generation
Luoyang Yuneng Sunshine Cogeneration Company Limited (“Luoyang”)(a)	50.00	Consolidated	China	Power generation
Operadora San Felipe Limited Partnership (“Operadora San Felipe”)(i)	100.00	Consolidated	Dominican Republic	Power generation
Peruvian Opportunity Company SAC (“POC”)(b)	50.00	Equity Method	Peru	Power distribution
Promigas S.A. E.S.P. (“Promigas”)	52.13	Consolidated	Colombia	Natural gas transportation and services and Natural gas distribution
Puerto Quetzal Power LLC (“PQP”)	100.00	Consolidated	Guatemala	Power generation
ProEnergía Internacional S.A. (“Proenergía”)(a)(j)	52.13	Consolidated	Colombia	Retail Fuel
Transportadora de Gas del Sur S.A. (“TGS”)(c)	7.96	Cost Method	Argentina	Natural gas transportation and services
Tipitapa Power Company Ltd (“Tipitapa”)(a)(d)	57.67	Consolidated	Nicaragua	Power generation
Tongda Energy Private Limited (“Tongda”)	100.00	Consolidated	China	Natural gas distribution
Trakya Elektrik Uretim ve Ticaret A.S. (“Trakya”)(c)	90.00	Consolidated	Turkey	Power generation
Transborder Gas Services Ltd. (“TBS”)(g)	50.00	Consolidated	Brazil, Bolivia	Natural gas transportation and services
Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. TBG (“TBG”)(k)	4.00	Cost Method	Brazil	Natural gas transportation and services
Transredes-Trasporte de Hidrocarburos S.A. (“Transredes”)(h)	1.28	Cost Method	Bolivia	Natural gas transportation and services

(a)	The Company’s initial or additional interest was acquired during 2008.

(b)	POC holds the interest in the operations referred to as “Luz del Sur”. The Company holds a 50% interest in a related service company of Chilquinta, Tecnored S.A. (“Tecnored”).

(c)	The Company’s initial or additional interest was acquired during 2009 (see Note 3).

(d)	During the first quarter of 2009, as part of the Nicaragua Energy Holdings (“NEH”) transaction, AEI’s ownership in Corinto increased from 50% to 57.67% and AEI’s ownership in Tipitapa decreased from 100% to 57.67%. In addition, AEI owns, through its 57.67% interest in NEH, a 12.72% equity interest in Amayo (see Note 3).

(e)	In June 2009, the Company increased its ownership interest in Emgasud S.A. from 31.89% to 37.00%. In October 2009, the Company further increased its ownership to 40.57% (see Note 3).

(f)	In August and September of 2009, the Company acquired additional ownership interest of EMDERSA totaling 30.11%, which increased its ownership interest from 19.91% to 50.02%. The Company began to consolidate EMDERSA from September 24, 2009. On October 13, 2009, AEI acquired an additional 27.09% ownership interest in EMDERSA for approximately $43 million which has increased AEI’s ownership interest in EMDERSA to 77.11% (see Note 3).

(g)	These four companies comprise the integrated project “Cuiabá”.

(h)	In May 2008, the Company’s ownership in Transredes, held through a 50.00% ownership in the holding company TR Holdings Ltda. (“TR Holdings”), decreased from 25% to 0% and the Company’s indirect ownership in GTB through Transredes decreased from 12.75% to 0% in 2008. The Company maintains a 1.28% direct ownership interest in Transredes. The Company’s direct and indirect ownership in GTB is 17.65% as of September 30, 2009. Due to the decrease in ownership, the Company’s investments in Transredes and GTB are now accounted for using the cost method.

(i)	The Company comprises an integrated part of the operation referred to collectively as “San Felipe”.

(j)	In July 2009, Promigas completed the spin-off of Proenergía to the shareholders of Promigas with the same ownership structure and percentage that existed prior to the spin-off, and the Company obtained a 52.13% ownership in Proenergia. Through Proenergia, the Company owns 27.45% of SIE (Sociedad de Inversiones en Energía), our retail fuel operations.

(k)	Ownership interest based on direct ownership. Total ownership, including indirect interests held through TR Holdings, is 4.21%.
     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments considered necessary for a fair presentation, have been included. Interim results are not necessarily indicative of annual results. For further information, refer to the audited consolidated financial statements and notes thereto included in the AEI and subsidiaries audited recast financial statements as of and for the three years ended December 31, 2008 as filed with the Securities and Exchange Commission.
     The Cuiabá and Trakya entities are considered variable interest entities. The Company has ownership interests and notes receivable with Cuiabá, which will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The Company has a majority equity position in and is closely associated with Trakya’s operations through its Operations and Management agreement. Therefore, the Company has determined it is the primary beneficiary for both Cuiabá and Trakya.

2. ACCOUNTING AND REPORTING CHANGES
     Recent Accounting Policies — In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”)105, “Generally Accepted Accounting Principles”. ASC 105 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted this Statement for the interim period ending September 30, 2009 and incorporated the new codification in its consolidated financial statements. While the adoption of ASC 105 did not have an impact on AEI’s consolidated financial statements, ASC 105 changed the reference to authoritative and non-authoritative accounting literature within the notes to the consolidated financial statements.
     In September 2006, the FASB issued Accounting ASC 820, “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Certain requirements of ASC 820 became effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The effective date for other requirements of ASC 820 was deferred until fiscal years beginning after November 15, 2008. The Company adopted the sections of ASC 820 which are effective for fiscal years beginning after November 15, 2007 and there was no impact on the Company’s consolidated statements of operations. The Company adopted the remaining requirements of ASC 820 on January 1, 2009, and the adoption will impact the recognition of nonfinancial assets and liabilities in future business combinations and the future determinations of impairment for nonfinancial assets and liabilities.
     In December 2007, the FASB issued ASC 805, “Business Combinations”, that must be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. ASC 805 establishes principles and requirements on how an acquirer recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, noncontrolling interests in the acquiree, goodwill or gain from a bargain purchase and accounting for transaction costs. Additionally, ASC 805 determines what information must be disclosed to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted ASC 805 on January 1, 2009 and is applying the provisions to business combinations entered into subsequent to that date.
     In December 2007, the FASB issued an update on ASC 810, “Consolidations” (ASC 810-10-65-1), which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This update is effective for fiscal years beginning after December 15, 2008. The Company adopted this update on January 1, 2009 and has incorporated the changes in its financial statement presentation for all periods presented. The retrospective application of this standard reclassifies minority interest (income) expense of $(4) million and $120 million for the three months and nine months ended September 30, 2008, respectively, as net income attributable to noncontrolling interests below net income in the presentation of net income attributable to AEI, reclassifies minority interest of $435 million as of December 31, 2008 previously included in total liabilities as noncontrolling interest in equity and separately reflects changes in noncontrolling interest in changes in equity and comprehensive income.
     In November 2008, the FASB issued an update on ASC 323, “Investments—Equity Method and Joint Ventures”, which establishes that the accounting application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance of ASC 805 and ASC 810. ASC 323 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of ASC 805 and ASC 810-10-65-1. The Company adopted ASC 323 on January 1, 2009 and is applying the provisions to acquisitions of equity method investments.
     Although past transactions would have been accounted for differently under ASC 805 and ASC 323, application of these statements in 2009 will not affect historical amounts.
     In March 2008, the FASB issued an update on ASC 815, “Derivatives and Hedging” (ASC 815-10-65-1), which requires enhanced disclosures about how derivative and hedging activities affect an entity’s financial position, financial performance, and cash flows. This update is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company adopted this update on January 1, 2009 and has incorporated the changes in its financial statements.
     In April 2009, the FASB issued an update on ASC 825, “Financial Instruments”, which requires disclosures about fair value of financial instruments in interim reporting periods of publicly traded companies that were previously only required to be disclosed in annual financial statements. This update (ASC 825-10-65-1) is effective for interim and annual periods ending after June 15, 2009. The Company has incorporated the additional disclosure requirements in its financial statements beginning with the quarter ended June 30, 2009.
     In April 2009, the FASB issued an update on ASC 820, “Fair Value Measurements and Disclosures” (ASC 820-10-65-4), which provides additional guidance on estimating fair value in accordance with ASC 820 when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. This update also provides guidance on identifying circumstances that indicate a transaction is not orderly. This update is effective for interim and annual periods ending after June 15, 2009. The Company adopted this update for the quarter ended June 30, 2009 and is applying the guidance to fair value measurements and disclosures.
     In April 2009, the FASB issued an update on ASC 320, “Investments—Debt and Equity Securities”. This update (ASC 320-10-65-1) provides other-than-temporary impairment guidance for debt securities to make it more operational and to improve the presentation and disclosure of other-than-temporary impairments in debt and equity securities in the financial statements. This update does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This update is effective for interim and annual periods ending after June 15, 2009. The Company adopted this update for the quarter ended June 30, 2009 and is applying the guidance to the investments in debt and equity securities.
     In May 2009, the FASB issued ASC 855, “Subsequent Events”. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The provisions of ASC 855 are effective for interim and annual periods ending after June 15, 2009. The Company adopted ASC 855 as of June 30, 2009.
     In June 2009, the FASB issued Statement No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS No. 166”). SFAS No. 166 amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. The provisions of SFAS No. 166 are effective for interim and annual reporting periods beginning after November 15, 2009. The Company will adopt this Statement on January 1, 2010 and will apply this Statement and related disclosure provisions to transfers occurring on or after the effective date.
     In June 2009, the FASB issued Statement No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 amends certain requirements of FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities” to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. The provisions of SFAS No. 167 are effective for interim and annual reporting periods beginning after November 15, 2009. The Company will adopt this Statement on January 1, 2010 and has not determined the impact, if any, on its consolidated financial statements.
     In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value”, on ASC 820-10, “Fair Value Measurements and Disclosures”. This update provides clarifications on how to measure the fair value of liabilities, which reduces potential ambiguity in financial reporting when measuring the fair value of liabilities and improves consistency in the application of fair value measurement. This update is effective for the first reporting period (including interim periods) beginning after issuance. The Company will adopt this update in the fourth quarter of 2009 and has not determined the impact, if any, on its consolidated financial statements.

     In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition — Multiple-Deliverable Revenue Arrangements”, on ASC 605, “Revenue Recognition”. This update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Subtopic 605-25, Revenue Recognition — Multiple–Element Arrangements, establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities. Specifically, this update addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. In addition, this update expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. This update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company will adopt this update for the quarter ended June 30, 2010 and has not determined the impact, if any, on its consolidated financial statements.
3. ACQUISITIONS
2009 Acquisitions
     Nicaragua Energy Holdings — On January 1, 2009, AEI contributed its 50% interest in its subsidiary Corinto and its 100% interest in its subsidiary Tipitapa to Nicaragua Energy Holdings (“NEH”). Centrans Energy Services Inc. (“Centrans”) also contributed its 50% interest in Corinto and 49% of its 45% interest in Consorcio Eolico Amayo, S.A. (“Amayo”) to NEH. Amayo is a 40 MW wind generation greenfield development project located in Rivas province, Nicaragua. As a result, AEI owns 57.67% and Centrans owns 42.33% of NEH. Centrans was given a call option that may be exercised at any time prior to December 8, 2013 to increase its interest in NEH up to 50.00%. The Company accounted for the exchange of ownership interests in Corinto and Tipitapa as an equity transaction and the interests were contributed to NEH at the carrying value. The acquisition of an ownership interest in Amayo by NEH was accounted for as a business combination. AEI consolidated NEH, which consolidates Corinto and Tipitapa and accounts for Amayo under the equity method, from January 1, 2009.
     Trakya — On August 27, 2009, AEI paid cash to acquire an additional 31% ownership interest in Trakya, which increased AEI’s ownership interest in Trakya from 59% to 90%. As the Company already controls and consolidates Trakya, it accounted for the ownership increase as an equity transaction and the interests were contributed to Trakya at their carrying value.
     EMDERSA — On May 29, 2009, AEI acquired from a third party a 19.91% interest in Empresa Distribuidora Electrica Regional S.A. (“EMDERSA”), an Argentine holding company that controls or owns equity interest in three power distribution companies. AEI paid $7 million in cash and contributed 1,497,760 shares of AEI in exchange for the 19.91% ownership interest of EMDERSA. On August 27, 2009, AEI paid cash of $7 million to acquire an additional 4.50% ownership interest in EMDERSA. The Company accounted for this acquisition as an equity method investment from May 29, 2009 to September 23, 2009. On September 24, 2009, AEI acquired an additional 25.61% ownership interest in EMDERSA for $41 million consisting of $21 million in cash and $20 million in promissory notes, some of which were later exchanged, as per the terms of the notes, for 903,253 shares of AEI. Together these transactions increased AEI’s ownership interest in EMDERSA from 19.91% to 50.02%. The EMDERSA acquisition was accounted for as a business combination and the Company began to consolidate EMDERSA from September 24, 2009. The Company recorded a total of $15 million of goodwill as a result of the acquisitions of ownership interests in EMDERSA. As of September 30, 2009, the Company is in the process of finalizing its purchase price allocation. On October 13, 2009, AEI acquired an additional 27.09% ownership interest in EMDERSA for $43 million, consisting of $37 million in cash and a $6 million promissory note, which was later exchanged, as per the terms of the note, for 407,641 ordinary shares of AEI. This transaction increased AEI’s ownership interest in EMDERSA to 77.11%. In connection with these acquisitions, the Company will be required under Argentine law to make a tender offer for the remaining outstanding shares of EMDERSA and has initiated this process. The Company expects this tender offer to close in late 2009.
2009 Acquisitions of Unconsolidated Investments
     Emgasud — On June 17, 2009, AEI paid cash of $15 million to acquire additional shares of Emgasud, which increased AEI’s ownership interest in Emgasud from 31.89% to 37.00%. In August 2009, the Company purchased a $15 million senior unsecured convertible note due in July 2012 from Emgasud. The note accrues interest at an interest rate of 19%. The proceeds of this note will be used primarily to complete the development of the Energía Distribuida power generation project and related investments and for working capital and other operating expenses. On October 28, 2009, AEI acquired an additional 3.57% ownership interest in Emgasud for approximately $12 million which increased AEI’s ownership interest in Emgasud to 40.57%. The Company continues to account for this investment under the equity method.
     TGS — On September 25, 2009, AEI acquired from a third party 12,160,608 American Depository Receipts (“ADRs”) (equivalent to 60,803,040 Class B shares) representing a 7.65% ownership interest of Transportadora de Gas del Sur S.A. (“TGS”), an Argentine natural gas transportation company, in exchange for 1,976,099 ordinary shares of AEI. The Company currently owns 7.96% of TGS and accounts for this investment under the cost method. The Company also holds matured debt securities of an Argentine holding company, Compañía de Inversiones de Energía S.A. (“CIESA”), which holds controlling interests in TGS (see Notes 12 and 17).
Pending Transactions
     Luz del Sur — On September 8, 2009, the Company signed agreements with certain shareholders of Luz del Sur pursuant to which the Company will acquire an additional 13.65% in Luz del Sur in exchange for 7,225,958 shares of AEI. The closing of this transaction is subject to certain conditions, including the listing of AEI shares on an approved exchange no later than December 31, 2009. Under a shareholder agreement with our joint venture partner, the partner has the right to participate pro rata in this acquisition. Our partner has exercised this right, therefore the Company will only acquire an additional 6.83% of Luz del Sur if the transaction is completed.
     Accroven — On September 11, 2009, the Company signed a non-binding Letter of Intent with Petróleos de Venezuela Gas, S.A. (PDVSA Gas), pursuant to which the Company agreed to transfer its interest in Accroven to PDVSA Gas. Closing of this transaction, expected in late 2009, is subject to the negotiation of definitive documentation and the receipt of third party consents.
     NBT — On September 23, 2009, the Company signed an agreement to acquire a 49% ownership interest in NBT Baicheng New Energy Development Co., Ltd., a company that owns a 50 MW wind farm under construction in the Jilin Province of China, for a purchase price of approximately $15 million. The closing of this acquisition is subject to certain conditions, including NBT Baicheng having obtained certain local government permits and having reached certain milestones with respect to obtaining financing. Upon consummation of this transaction, AEI will control the board, will appoint key management personnel and expects to consolidate NBT Baicheng.
2008 Acquisitions
     SIE — On January 2, 2008, Promigas contributed its ownership interests in its wholly owned subsidiary, Gas Natural Comprimido (“Gazel”), to SIE in exchange for additional shares of SIE. As a result of the transaction, Promigas’ ownership in SIE increased from 37.19% as of December 31, 2007 to 54% with SIE owning 100% of Gazel. The transaction was accounted for as a simultaneous common control merger. A gain of $68 million, net of tax of $0 million, net income of noncontrolling interest of $55 million, and incremental goodwill in the amount of $188 million were recorded on this transaction. SIE’s balances and results of operations have been consolidated with those of the Company prospectively from January 2, 2008.
     BMG — On January 30, 2008, the Company completed its acquisition of a 70% interest in BMG and its subsidiaries for $58 million in cash and recorded $5 million of goodwill upon finalization of the purchase price allocation. A portion of the interest purchased was funded in December 2007 (a 10.23% interest accounted for under the cost method in 2007). As a result of the January 2008 transaction, BMG was consolidated from January 30, 2008 forward. BMG builds city gas pipelines and sells and distributes piped gas in the People’s Republic of China.
     Luoyang — On February 5, 2008, the Company acquired for $14 million in cash a 48% interest in Luoyang located in the Henan Province, People’s Republic of China. Luoyang owns and operates a power plant consisting of two coal-fired circulating fluidized-bed boilers and two 135 megawatt (“MW”) steam turbines. As part of the transaction, the Company’s representation on Luoyang’s board of directors is four of the total seven members, which allows the Company to exercise control over Luoyang’s daily operations. On June 6, 2008, the Company acquired an additional 2% of Luoyang for $5 million in cash, increasing its total ownership to 50%. The Company recorded a total of $11 million of goodwill as a result of the acquisitions of ownership interests in Luoyang.
     Tipitapa — The Company acquired 100% of Tipitapa on June 11, 2008 for $18 million in cash. The excess of $4 million of fair value of the net assets of Tipitapa over the purchase price was applied as a reduction to the fixed assets. Tipitapa, a power generation company with operations in Nicaragua, provides 51 MW of generation capacity and associated energy through a long-term power purchase agreement (“PPA”) with two Nicaraguan distribution companies, both majority owned by a third party.
     DCL — On July 18, 2008, the Company acquired for $19 million a 48.18% interest in DCL located in Karachi, Pakistan. DCL owns and operates a 94 MW combined-cycle gas power plant and a 3 million gallons per day water desalination facility. On April 17, 2008, the plant commenced commercial operations dispatching 80 MW of power. However, due to continuing vibration levels since startup, the plant was shut down on September 11, 2008 and is currently operating in a test phase at a limited capacity since August 2009. On July 30, 2008, the Company acquired an additional 4.81% ownership interest in DCL for $4 million in cash, increasing its total ownership to 52.99%. As part of the transactions, the Company’s representation on DCL’s board of directors is five of the total eight members, which allows the Company to exercise control over DCL’s daily operations. The Company recorded a total of $5 million of goodwill as a result of the acquisitions of ownership interests in DCL. Through December 31, 2008, the Company executed additional share subscription agreements for approximately $6 million that have resulted in an increase in the Company’s ownership to 59.94%. Subsequently, the Company increased its ownership to 60.22% through additional share subscriptions for less than $1 million. For further information regarding DCL, see Note 21.
2008 Acquisitions of additional interests in entities already consolidated in 2007
     Promigas — During the nine months ended September 30, 2008, Promigas acquired additional ownership interests in consolidated subsidiaries for $46 million in cash and recorded $28 million of goodwill as a result of the purchases.
2008 Greenfield development projects
     Jaguar — On May 5, 2008, a subsidiary of the Company was awarded a contract to supply 200 MW to local distribution companies as part of a competitive public bid process in Guatemala for which a subsidiary of the Company will build, own and operate a nominal 300 MW solid fuel-fired generating facility. A subsidiary of the Company also executed power purchase agreements to sell capacity and energy for a 15 year term. Subject to obtaining financing and completion of other project milestones, The Company anticipates issuing notice to commence construction in the fourth quarter of 2009 and expects to complete construction in 2012. The plant will be located 80 kilometers south of Guatemala City in the Department of Escuintla, Guatemala.
2008 Acquisition of development assets
     Fenix — On June 26, 2008, AEI acquired an 85% interest in Empresa Electrica de Generacion de Chilca S.A., referred to as “Fenix”, a Peruvian company in the advanced stages of developing a nominal 530 MW combined cycle (natural gas-fired) power generation facility in Chilca, Peru. The interest was acquired for $100 million cash paid at the closing. AEI is obligated to pay, if certain conditions are met, an additional $20 million to the previous shareholders with $8 million due at the commencement of construction and the remainder at full commencement of commercial operations. Subject to securing financing, a natural gas supply agreement and completion of other project milestones, the Company anticipates issuing notice to commence construction in the first half of 2010 and expects to complete construction in 2012.
4. OTHER INCOME AND OTHER CHARGES
     Elektro — Elektro has three separate ongoing lawsuits against the Brazilian Federal Tax Authority in each of the Brazilian federal, superior and supreme courts relating to the calculation of the social contribution on revenue and the contribution to the social integration program. Elektro had previously accrued approximately $49 million and made a judicial deposit of approximately $23 million (based on the exchange rate as of September 30, 2009) related to this issue. In May 2009, a newly enacted Brazilian law revoked a previous law which resulted in a change to the method by which such contributions should be calculated. Due to the revocation and pursuant to a technical notice issued by IBRACON (the local Brazilian accounting standards board), in the second quarter of 2009, Elektro reversed a provision associated with the social contributions accruals made prior to 2004, which was previously recorded as other expense. The impact of this reversal resulted in $49 million ($32 million net of tax) in income which is reflected as Other income (expense), net in the unaudited condensed consolidated statements of operations. The $23 million judicial deposit made by Elektro remains as restricted cash and will not be released until the final decision by the Supreme Court on the appeal is made.
     Cuiabá — In the third quarter of 2008, the Company recorded a charge totaling $44 million related to its then existing lease investment receivable at EPE. The Company determined at that time that it may not be able to collect all of the minimum lease payment amounts due according to the existing contractual terms. Lease accounting was subsequently terminated and the plant recorded at fair value as of December 31, 2008. The third quarter charge was reflected in the line item “Other charges” within the Operating expenses section of the unaudited condensed consolidated statements of operations.
5. (GAIN) LOSS ON DISPOSITION OF ASSETS
     (Gain) loss on disposition of assets consists of the following:

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
(Gain) loss on exchange for additional shares of SIE (see Note 3)	$—	$6	$—	$(68)
Loss on sale of debt securities (see Note 12)	—	—	—	14
Loss on sale of operating equipment	9	3	19	14
Other	—	4	—	—

	$9	$13	$19	$(40)

6. CASH AND CASH EQUIVALENTS
     Cash and cash equivalents include the following:

	September 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Parent Company	$12	$284
Consolidated Holding and Service Companies	87	35
Consolidated Operating Companies	545	417

Total cash and cash equivalents	$644	$736

     Cash remittances from the consolidated Holding Companies, Service Companies, and Operating Companies to the Parent Company are made through payment of dividends, capital reductions, advances against future dividends, or repayment of shareholder loans. The ability and timing for many of these companies to make cash remittances is subject to their operational and financial performance, compliance with their respective shareholder and financing agreements, and with governmental, regulatory, and statutory requirements.
     Cash and cash equivalents held by the consolidated Holding Companies, Service Companies, and Operating Companies that are denominated in currencies other than the U.S. dollar are as follows (translated to U.S. dollars at period-end exchange rates):

	September 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Brazilian Real	$161	$111
Colombian Peso	123	96
Polish Zloty	35	8

	September 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Chinese Renminbi	34	15
Chilean Peso	23	14
Other	17	16

Total foreign currency cash and cash equivalents	$393	$260

     Restricted cash consists of the following:

	September 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Current restricted cash:
Restricted due to long-term power purchase agreements	$60	$—
Collateral and debt reserves for financing agreements (see Note 14)	30	63
Collateral for contracts	1	5
Other	5	15

Total current restricted cash	96	83

Noncurrent restricted cash (included in other assets, see Note 12):
Amounts in escrow accounts related to taxes	31	24
Collateral and debt reserves for financing agreements	3	3
Restricted due to long-term power purchase agreements	7	5
Collateral for contracts	18	16
Other	3	1

Total non-current restricted cash	62	49

Total restricted cash	$158	$132

     Current restricted cash “due to long-term power purchase agreements” relates to amounts which EPE has received from Furnas as energy capacity payments. An arbitrators’ ruling in October 2008 permitted EPE to access a compensation account subject to the final ruling, at which time EPE may be required to refund any amounts received. EPE received the amounts in 2009 upon presenting the required guarantees, and expects to use funds received in the fourth quarter of 2009 to fund existing operations and repay certain debt obligations to related parties. Repayment of the funds received and used, if required, has been guaranteed by subsidiaries of AEI and Shell, the other shareholder in EPE.

     In October 2009, a subsequent arbitrators’ ruling revoked EPE’s future access to the compensation account but deferred a decision as to whether amounts previously received must be repaid until a final ruling in the case.
7. INVENTORIES
     Inventories consist of the following:

	September 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Materials and spare parts	$92	$141
Fuel	178	98

Total inventories	$270	$239

8. PREPAIDS AND OTHER CURRENT ASSETS
     Prepaids and other current assets consist of the following:

	September 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Prepayments	$33	$29
Regulatory assets	110	25
Deferred income taxes	70	71
Receivable from YPFB	—	60
Taxes other than income	38	36

	September 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Government subsidy — Delsur	11	20
Net investments in direct financing leases	—	10
Current marketable securities	19	7
Other	155	126

Total prepaid and other current assets	$436	$384

     As a result of additional analysis of contracts as part of the purchase price allocation for DCL, the power purchase agreement was determined to be an operating lease versus a financing lease. Accordingly, the lease receivable balance was reclassified to property, plant and equipment during the first quarter of 2009. Subsequently in the second quarter, the power purchase agreement was terminated (see Note 21).
     In October 2008, the Company reached a settlement with Yacimientos Petroliferos Fiscales Bolivianos (“YPFB”), the Bolivian state-owned energy company, related to its investment in Transredes pursuant to which YPFB agreed to pay the Company $120 million in two installments. The first payment of $60 million was received in October 2008 and the second payment of $60 million was received in March 2009.
9. PROPERTY, PLANT AND EQUIPMENT, NET
     Property, plant, and equipment, net consist of the following:

	September 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Machinery and equipment	$2,524	$1,888
Pipelines	914	777
Power generation equipment	937	862
Land and buildings	471	378
Vehicles	40	29
Furniture and fixtures	37	31
Other	87	106
Construction-in-process	259	209

Total	5,269	4,280
Less accumulated depreciation and amortization	(992)	(756)

Total property, plant and equipment, net	$4,277	$3,524

     Depreciation and amortization expense is summarized as follows:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Depreciation and amortization of property, plant and equipment, including those recorded under capital leases	$67	$64	$183	$186
Amortization of intangible assets, net	4	7	17	17

Total	$71	$71	$200	$203

     The Company capitalized interest of $3 million and $1 million for the three months ended September 30, 2009 and 2008, respectively, and $9 million and $6 million for the nine months ended September 30, 2009 and 2008, respectively.
10. INVESTMENTS IN AND NOTES RECEIVABLE FROM UNCONSOLIDATED AFFILIATES
     The Company’s investments in and notes receivable from unconsolidated affiliates consist of the following:

	September 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Equity method:
Accroven (see Note 3)	$38	$24
Amayo (see Note 3)	9	—

	September 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)
BMG’s equity method investments	1	1
Chilquinta	342	266
EEC Holdings	7	7
Emgasud (see Note 3)	62	49
POC	380	341
Promigas’ equity method investments	32	41
Proenergía’s equity method investments	15	—
Subic	9	9
Tecnored	27	21

Total investments — equity method	922	759
Total investments — cost method	60	28

Total investments in unconsolidated affiliates	982	787

Notes receivable from unconsolidated affiliates:
Chilquinta	99	98
GTB	15	14
Emgasud (see Note 3)	15	—
TBG	8	8

Total notes receivable from unconsolidated affiliates	137	120

Total investments in and notes receivable from unconsolidated affiliates	$1,119	$907

     The investment in Subic is with the holding company “AEI Investments, Inc.” In February 2009, the 15-year build-to-operate-transfer agreement (“BOT”) between Subic and the National Power Corporation of the Philippines (“NPC”) expired on schedule and the plant was turned over to the NPC without additional compensation. The Company’s remaining investment balance in Subic will be realized from the expected return of invested capital to shareholders upon final dissolution of the holding companies.
     As of September 30, 2009, the Company’s share of the underlying net assets of its investments in POC, Chilquinta, Tecnored, Emgasud and Amayo was less than the carrying amount of the investments. The basis differential of $227 million represents primarily indefinite-lived intangible concession rights and goodwill which are tested annually for impairment.
     Except for the $227 million of goodwill and intangibles noted above, the Company’s share of the underlying net assets of its remaining equity investments exceeded the purchase price of those investments. The credit excess of $36 million as of September 30, 2009 is being amortized into income on the straight-line basis over the estimated useful lives of the underlying assets.
     Equity income from unconsolidated affiliates is as follows:

	For the Three Months		For the Nine Months
	Ended		Ended
	September 30,		September 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Accroven	$4	$7	$14	$15
BMG’s equity loss from investments in unconsolidated affiliates	(1)	(1)	(1)	(1)
Chilquinta	9	8	22	28
Emgasud	—	—	(1)	—
EMDERSA (see Note 3)	1	—	1	—
POC	10	8	28	24
Promigas’ equity income from investments in unconsolidated affiliates	5	6	11	15
Subic	—	3	2	8
Tecnored	—	1	2	3
TR Holdings and GTB	—	2	—	10

Total	$29	$34	$79	$102

     Dividends received from unconsolidated affiliates amounted to $18 million and $32 million for the three months ended September 30, 2009 and 2008, respectively, and $29 million and $54 million for the nine months ended September 30, 2009 and 2008, respectively.
     Equity income from TR Holdings and GTB ceased in May 2008 as a result of the nationalization of TR Holdings’ investment in Transredes.
11. GOODWILL AND INTANGIBLES
     The Company’s changes in the carrying amount of goodwill are as follows:

	2009	2008
	Millions of dollars (U.S.)
Balance at January 1	$614	$402
Acquisitions:
New acquisitions (see Note 3)	15	236
Acquired goodwill from consolidation of new acquisitions	—	11
Translation adjustments and other	76	(14)

Balance at September 30	$705	$635

     The Company’s carrying amounts of intangibles are as follows:

	September 30, 2009			December 31, 2008
		Accum.			Accum.
	Cost	Amort.	Net	Cost	Amort.	Net
	Millions of dollars (U.S.)			Millions of dollars (U.S.)
Amortizable intangibles:
Customer relationships	$183	$30	$153	$171	$20	$151
Concession and land use rights	169	13	156	152	8	144
Power purchase agreements and contracts	61	55	6	64	43	21
Software costs	54	33	21	42	21	21
Other	7	5	2	4	4	—

Total amortizable intangibles	$474	$136	338	$433	$96	337

Nonamortizable intangibles:
Concession and land use rights			59			31
Promigas trademarks			29			25

Total nonamortizable intangibles			88			56

Total intangibles			$426			$393

     Goodwill — AEI evaluates goodwill for impairment each year as of August 31 at the reporting unit level which, in most cases, is one level below the operating segment. There was no goodwill impairment recognized in 2009 or 2008 as a result of the Company’s annual evaluation. Generally, each operating company business constitutes a reporting unit. During the nine months ended September 30, 2009 and 2008, reporting units were generally acquired in separate transactions. The Company also tests for impairment if certain events occur that more likely than not reduce the fair value of the reporting unit below its carrying value.
     Intangibles — The Company’s amortizable intangible assets include concession rights and land use rights held mainly by certain power distribution and natural gas distribution businesses, continuing customer relationships of Delsur and Promigas, and the value of certain favorable long-term power purchase agreements held by several power generation businesses. The amortization of the power purchase agreements may result in income or expense due to the difference between contract rates and projected market rates that are subject to change over the contract’s life. As of September 30, 2009 and December 31, 2008, the Company also had intangible liabilities of $48 million and $57 million, respectively, which represent unfavorable power purchase agreements held by three of the power generation businesses (see Note 16).

12. OTHER ASSETS
     Other assets consist of the following:

	September 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Long-term receivables from customers:
Corporation Dominicana de Empresas Electricias Estatales (“CDEEE”)	$182	$169
Promigas customers	150	128
Other	25	9

	357	306
Net investments in direct financing leases (see Note 8)	—	63
Regulatory assets	36	49
Deferred income taxes	435	265
Investments in debt securities	258	192
Restricted cash (see Note 6)	62	49
Deferred financing costs, net	22	22
Other miscellaneous investments	34	7
Other deferred charges	215	160
Other noncurrent assets	98	86

Total	$1,517	$1,199

     Investments in debt securities — The following table reflects activity related to investments in debt securities:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)
Available-for-sale debt securities:
Matured debt securities:
Fair value at beginning of period	$197	$143	$168	$282
Sale of existing securities	—	—	—	(38)
Realized losses on sale of securities	—	—	—	(14)
Unrealized net gain (loss) affecting other comprehensive income	59	(28)	88	(115)

Fair value at end of period	256	115	256	115

Total available-for-sale securities, end of period	256	115	256	115

Held-to-maturity debt securities:
Participation in commercial bank loan portfolio	—	22	—	22
Promissory notes	2	2	2	2

Total held-to-maturity securities, end of period	2	24	2	24

Total	$258	$139	$258	$139

     On May 20, 2008, the Company sold its interests in debt securities of Gas Argentino S.A. (“GASA”) that were recorded in the Company’s balance sheet as available-for-sale securities for $38 million in cash. The Company realized a loss of $14 million on the sale of these available-for-sale securities. The Company’s available-for-sale securities as of September 30, 2009 consist primarily of matured debt securities of CIESA, which holds controlling interests in TGS. No sales of available-for-sale securities occurred during the nine months ended September 30, 2009. Sales of available-for-sale securities in the future could result in significant realized gains or losses (see Note 17).
     In September 2009, Promigas received a payment of $22 million upon maturity of its held-to-maturity debt securities. No gain or loss was recognized from this transaction.
13. ACCRUED AND OTHER LIABILITIES
     Accrued and other liabilities consist of the following:

	September 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Employee-related liabilities	$61	$48
Income taxes payable	14	—
Deferred income taxes	26	10

	September 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Other taxes:
Value added taxes	56	40
Taxes on revenues	6	13
Withholding taxes	19	25
Governmental taxes	15	11
Other	50	31
Interest	48	42
Customer deposits	59	64
Dividends payable to noncontrolling interests	27	17
Regulatory liabilities	81	35
Tax and legal contingencies	33	19
Cost Increase Protocol payable — Trakya	41	37
Compensation account under long-term power purchase agreement (see Note 6)	65	—
Deferred revenues	59	32
Other accrued expenses	53	47
Other	140	123

Total	$853	$594

14. LONG TERM DEBT
     Long-term debt consists of the following:

	Variable or	Interest	Final	September 30,	December 31,
	Fixed Rate	Rate (%)	Maturity	2009	2008
	Millions of dollars (U.S.), except interest rates
Debt held by Parent Company:
Senior credit facility, U.S. dollar	Variable	3.3	2014	$904	$936
$395 million Revolving credit facility, U.S. dollar	Variable	3.2	2012	123	390
Synthetic revolving credit facility, U.S. dollar	Variable	3.2	2012	105	105
PIK note, U.S. dollar	Fixed	10.0	2018	190	352
Debt held by consolidated subsidiaries:
Cálidda, U.S. dollar	Variable	4.5 – 7.0	2009 – 2015	41	87
Cuiabá, U.S. dollar notes	Fixed	5.9	2015 – 2016	97	97
DCL, Pakistan Rupee	Variable	10.6 – 15.8	2009 – 2019	79	77
Delsur, U.S. dollar	Variable	6.8	2015	67	73
EDEN, U.S. dollar	Variable	3.3	2013	4	37
Elektra, U.S. dollar senior notes	Fixed	7.6	2021	99	99
Elektra, U.S. dollar debentures	Variable	2.9	2018	20	20
Elektra, U.S. dollar revolving credit facility	Variable	4.3 – 5.5	2009	—	25
Elektro, Brazilian real debentures	Variable	10.1 – 11.4	2011	374	238
Elektro, Brazilian real note	Variable	4.3 – 12.0	2010 – 2020	198	132
EMDERSA, U.S. dollar debentures	Fixed	10.8	2009 – 2010	60	—
EMDERSA, Argentine peso notes	Variable	18.0 – 20.0	2009	13	—
ENS, Polish Zloty loans	Variable	5.3	2009 – 2018	59	67
Luoyang, Chinese Renminbi	Variable	5.9 – 9.9	2009 – 2016	118	133
PQP, U.S. dollar notes	Variable	2.5 – 3.2	2012 – 2015	71	88
Proenergía, Colombian peso notes	Variable	6.8–10.7	2009 – 2014	583	—
Proenergía, Chilean peso notes	Variable	3.2	2014	18	—
Proenergía, U.S. dollar notes	Variable	3.2–5.1	2010 – 2012	13	—
Promigas, Colombian peso debentures	Variable	8.2 – 11.2	2011 – 2012	422	116
Promigas, Colombian peso notes	Variable	3.8–11.1	2009 – 2024	100	534
Promigas, U.S. dollar notes	Variable	2.8 – 3.3	2009 – 2012	4	291
Others, U.S. dollar notes and Chinese Renminbi	Fixed and Variable	5.3 – 9.0	2009 – 2016	63	65

				3,825	3,962
Less current maturities				(647)	(547)

Total				$3,178	$3,415

     Interest rates reflected in the above table are as of September 30, 2009. The three-month U.S. dollar London Interbank Offered Rate (“LIBOR”) as of September 30, 2009 was 0.3%.
     Long-term debt includes related party amounts of $427 million and $603 million as of September 30, 2009 and December 31, 2008, respectively, from shareholders associated with both the Company’s senior credit facility and PIK notes. Long-term debt also includes related party amounts of $97 million at both September 30, 2009 and December 31, 2008, from loans provided to Cuiabá by other shareholders in the project.
     The long-term debt held by the Operating Companies is nonrecourse and is not a direct obligation of the Parent Company. However, certain Holding Companies provide payment guarantees and other credit support for the long-term debt of some of the Operating Companies (see Note 21). Many of the financings are secured by the assets and a pledge of ownership of shares of the respective Operating Companies. The terms of the long-term debt include certain financial and nonfinancial covenants that are limited to each of the individual Operating Companies. These covenants include, but are not limited to, achievement of certain financial ratios, limitations on the payment of dividends unless certain ratios are met, minimum working capital requirements, and maintenance of reserves for debt service and for major maintenance. All consolidated subsidiaries, except for EDEN and DCL (see Note 21), were in compliance with their respective debt covenants as of September 30, 2009.
     Payment in Kind (PIK) Notes — On March 11, 2009 the Company, upon amendment of the PIK Note Purchase Agreement, issued an option to the PIK note holders to exchange their PIK notes for ordinary shares of AEI. The option period is for up to one year. The initial exchange rate is 63 ordinary shares per $1,000 for each principal amount of notes exchanged and adjusts downward on a daily basis. Additionally, the amendment allows the Company to purchase, upon the Holders election, the PIK notes in the open market for cash, subject to certain conditions. On March 12, 2009 and August 28, 2009, various funds that are managed by Ashmore Investment Management Limited (“Ashmore”) exercised their option to convert their PIK notes and related interest receivable in the amount of $118 million for 7,412,142 ordinary shares at the exchange rate of 62.98 ordinary shares per $1,000 and $57 million for 3,438,069 ordinary shares at the exchange rate of 60.16 ordinary shares per $1,000, respectively. Funds that are managed by Ashmore also own a majority of AEI’s shares. As a result of these exchange transactions, based on the fair value of the Company’s ordinary shares, the Company recorded an equity transaction for the issuances of such shares and the early retirement of the related debt. As the PIK Notes exchanged were held by funds having the same investment advisor as our majority shareholders, the Company recorded a $27 million increase in paid-in-capital representing the difference between the carrying value of the acquired PIK notes and the estimated fair value paid. In addition, in October 2009, various Ashmore Funds exercised their option to convert their PIK notes and related interest receivable in the amount of $21 million for 1,233,864 ordinary shares.
     Cálidda — In March 2009, Cálidda repaid its subordinated loan of $47 million with funds provided through an intercompany loan with its shareholders, AEI and Promigas. Interest on this loan accrues at LIBOR plus 6.5% and is payable quarterly. Principal is due at maturity in 2014. The letter of credit, associated with the previous subordinated loan, was allowed to expire at repayment, which released $29 million of cash collateral.
     EDEN — During the second and third quarters of 2009, AEI purchased from third parties $31 million of outstanding debt held by its consolidated subsidiary EDEN. A gain of $10 million was recognized and is included in “Gain on early retirement of debt” in the unaudited condensed consolidated statements of operations.
     Elektra — In January and February 2009, Elektra made repayments of $25 million representing all of its outstanding revolving loans drawn under its Revolving Credit Facility.
     Elektro — On April 24, 2009, Elektro issued unsecured commercial paper totaling 120 million Brazilian reais (approximately U.S. $61 million) that mature in October 2009 and accrue interest at the Brazil Interbank interest rate (CDI) plus 2%. On July 1, 2009, Elektro issued non-convertible debentures in the amount of 300 million Brazilian reais (approximately U.S. $152 million) which will mature in September 2011. The debentures will pay an annual interest rate of 1.4 percentage points over the local interbank rate. Proceeds from the new issuance were used to repay the unsecured commercial paper issued in April 2009 and debentures that matured in September 2009.

     EMDERSA — EMDERSA’s electrical distribution subsidiaries issued $75 million in U.S. dollar denominated bonds accruing interest at 10.75% payable semi-annually. Principal is repaid in amortization payments of 10% in 2007, 10% in 2008, 20% in 2009 and 60% in 2010. Financial covenants of these bonds require certain debt coverage ratios and interest coverage ratios.
     Proenergía — In July 2009, the entity Proenergía was established as a wholly-owned subsidiary of Promigas to own the retail fuel operations. In August 2009, Promigas completed the spin-off of Proenergía to the shareholders of Promigas with the same ownership structure and percentage that existed prior to the spin-off. As a result, all Proenergía debt ($584 million as of December 31, 2008) that was previously consolidated through Promigas is now consolidated through Proenergía. During the second and third quarters of 2009, Promigas and, subsequent to the spin-off, Proenergía repaid all of its U.S. dollar denominated notes totaling $250 million primarily through refinancings in Colombian peso denominated notes. These new notes have a weighted average annual interest rate of 9.8% and maturity between 2011 and 2014. The notes are primarily unsecured.
     Promigas — In July and August 2009, Promigas issued bonds totaling 550 billion Colombian pesos (approximately U.S. $277 million) on the Colombian Stock Exchange. These bonds have a weighted average annual interest rate of 9.1% and maturity between 2014 and 2024.
15. INCOME TAXES
     AEI is a Cayman Islands company, which is not subject to income tax in the Cayman Islands. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned. Variations arise when income earned and taxed in a particular country or countries fluctuates from year to year.
     The Company is subject to changes in tax laws, treaties, and regulations in and between the countries in which it operates. A change in these tax laws, treaties, or regulations could result in a higher or lower effective tax rate on the Company’s worldwide earnings.
     The effective income tax rate for the nine months ended September 30, 2009 and 2008 was 37.5% and 40.8%, respectively, and both were higher than the Cayman Islands statutory rate of 0% primarily due to the Company being taxed in multiple jurisdictions outside of the Cayman Islands and secondarily due to losses generated by the Company in its Cayman Island and certain of its Brazilian subsidiaries for which no tax benefit has been provided and which increased the effective tax rate for the quarter.
     The Company recognizes penalties and interest accrued related to unrecognized tax benefits as income tax expense.
16. OTHER LIABILITIES
     Other liabilities consist of the following:

	September 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Deferred revenue	$518	$437
Special obligations	247	192
Uncertain tax positions	165	156
Notes payable to unconsolidated affiliates	106	109
Tax and legal contingencies (see Note 21)	39	68
Unfavorable power purchase agreements (see Note 11)	48	57
Taxes payable — San Felipe (see Note 21)	68	66
Capital lease obligations	60	48
Cost Increase Protocol payable — Trakya	—	25
Interest	24	22
Pension and other postretirement benefits (see Note 20)	15	14
Regulatory liabilities	84	25
Other	102	112

Total	$1,476	$1,331

17. FAIR VALUE OF FINANCIAL INSTRUMENTS
     The table below presents AEI’s assets and liabilities that are measured at fair value on a recurring basis, and are categorized based on the fair value hierarchy. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant non-observable inputs.

		Fair Value Measurement at Reporting Date Using
		Final Quoted	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
	September 30,	Identical Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)
		Millions of dollars (U.S.)
Available-for-sale securities	$256	$—	$256	$—
Derivatives	7	—	7	—

Total assets	$263	$—	$263	$—

Derivatives	$65	$—	$65	$—

Total liabilities	$65	$—	$65	$—

     Available-for-sale securities — The Company’s available-for-sale securities currently consist primarily of matured debt securities of an Argentine holding company, CIESA, which holds controlling interests in TGS, an Argentine natural gas transportation company. The matured debt securities were convertible upon governmental approval into equity interests in the holding company pursuant to a debt restructuring agreement entered into in 2005. On January 8, 2009, the Company terminated the agreement by providing written notification of its desire to terminate to the signators of the agreement pursuant to the terms of the restructuring agreement. These securities were originally contributed to the Company or acquired from March 2006 through January 2007. The aggregate cost of the CIESA debt securities from various contribution and acquisition dates totals $245 million. The securities represent approximately 92% of the total debt of CIESA and 100% of its matured securities.
     The approximate current fair market value of the securities as of September 30, 2009 and December 31, 2008 was $256 million and $168 million, respectively. The values consider the termination of the debt restructuring agreement and the underlying equity value of TGS, based on CIESA’s ownership of 55% of TGS. The valuation decreased below the original cost beginning in the fourth quarter of 2007 and remained in an unrealized loss position through June 30, 2009 due to the decline in the stock price of TGS. During the third quarter of 2009, the valuation increased above the original cost due to the increase in the stock price of TGS, which trades on both the Argentine and New York stock exchanges. The increase in the valuation from its cost in the third quarter of 2009 has resulted in $11 million of unrealized gains, or 4% higher than original cost, in the Company’s other accumulated comprehensive income account.
     We currently hold an option to acquire, indirectly, an approximate 10% equity interest in CIESA. We acquired the option on September 3, 2009 in conjunction with the acquisition of certain other assets in exchange for a combination of cash and ordinary shares of AEI. If we choose to exercise this option, closing of the transaction will be subject to regulatory approvals in Argentina.
     Derivatives and Fair Value of Financial Instruments
     Objectives for Using Derivatives — The Company is exposed to certain risk relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk, foreign currency risk and commodity price risk. These risks are managed through the use of derivative instruments including interest rate swaps, foreign currency contracts and commodity contracts.
     Accounting for Derivatives Impact on Financial Statements — The Company reflects all derivatives as either assets or liabilities on the consolidated balance sheet at their fair value. The fair value of AEI’s derivative portfolio is determined using observable inputs including LIBOR rate curves, commodity price forward curves and forward foreign exchange curves. All changes in the fair value of the derivatives are recognized in income unless specific hedge criteria are met. Changes in the fair value of derivatives that are highly effective and qualify as cash flow hedges are reflected in accumulated other comprehensive income (loss) and recognized in income when the hedged transaction occurs or no longer is probable of occurring. Any ineffectiveness is recognized in income. Changes in the fair value of hedges of a net investment in a foreign operation are reflected as cumulative translation adjustments in accumulated other comprehensive income.
     Interest Rate Swaps — As of September 30, 2009, the Company had $3,344 million in variable rate debt and $481 million in fixed rate debt. The Parent and certain operating companies have entered into various interest rate swap agreements to limit their interest rate risk exposures to variable-rate debt. The Company has designated all interest rate swaps as cash flow hedges. Accordingly, unrealized gains and losses relating to the swaps are deferred in other comprehensive income until interest expense on the related debt is recognized in earnings. Maturities on these interest rate swaps range from 2010 to 2018. The total notional value of interest rate swaps that have been designated and qualify for the Company’s cash flow hedging program as of September 30, 2009 was approximately $1,013 million. As of September 30, 2009, deferred net loss on the interest rate swaps of $33 million recorded in accumulated other comprehensive income (loss) are expected to be reclassified into interest expenses during the next twelve months.
     Foreign currency contracts — The Company uses hedge transactions classified as net investment hedges to protect its net investment in ENS and Chilquinta against adverse changes in the exchange rate between the U.S. dollar and the local currency. Since the derivative’s underlying exchange rate is expected to move in tandem with the exchange rate between the functional currency (the local currency) of the hedged investment and AEI’s functional currency (U.S. dollar), no material ineffectiveness is anticipated. The total notional value of foreign currency contracts that have been designated and qualify for the Company’s net investment hedging program as of September 30, 2009 was approximately $41 million.
     The Company also entered into certain derivative contracts with a notional amount of $118 million as of September 30, 2009 which were not designated as hedging instruments or were de-designated from original hedging relationship. These contracts were designed to economically mitigate foreign exchange risk associated with the local currency-based dividends received from Promigas and Elektro and the scheduled payments on EMDERSA’s U.S. dollar denominated debt.
     Commodity derivatives — While generally our contracts are structured to minimize our exposure to fluctuations in commodity fuel prices, some of our operating companies entered into various commodity derivative contracts for a period ranging from 6 months to 31 months to protect margins for a portion of future revenues and cost of sales. The Company has designated the commodity derivatives as cash flow hedges. The total notional amount of those commodity derivatives that have been designated and qualify for the Company’s cash flow hedging program as of September 30, 2009 was approximately 162,000 barrels of fuel oil and 213,000 MMBTU of natural gas. As of September 30, 2009, deferred net gain on the commodity derivative contracts of less than $1 million recorded in accumulated other comprehensive income (loss) are expected to be reclassified into cost of sales and revenues during the next twelve months.
     The balance sheet classification of the assets and liabilities related to derivative financial instruments is summarized below as of September 30, 2009 and December 31, 2008 (in millions of dollars (U.S.)):
As of September 30, 2009

	Derivative Assets		Derivative Liabilities
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Prepaids and other current assets	$—	Accrued and other current liabilities	$1
Foreign currency contracts	Prepaids and other current assets	—	Accrued and other current liabilities	4
Commodity contracts	Prepaids and other current assets	1	Other liabilities	1
Interest rate swaps	Other assets	6	Other liabilities	46

Total Derivatives designated as hedging instruments		$7		$52

Derivatives not designated as hedging instruments
Foreign currency contracts	Prepaids and other current assets	$—	Accrued and other current liabilities	$13

Total Derivatives not designated as hedging instruments		$—		$13

Total Derivatives		$7		$65

As of December 31, 2008

	Derivative Assets		Derivative Liabilities
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Prepaids and other current assets	$—	Accrued and other current liabilities	$1
Foreign currency contracts	Prepaids and other current assets	1	Accrued and other current liabilities	—
Interest rate swaps	Other assets	—	Other liabilities	63

Total Derivatives designated as hedging instruments		$1		$64

     The following table summarizes the effect of all cash flow hedges on the unaudited condensed consolidated statements of operations (in millions of dollars (U.S.)):

	Gain (Loss)	Gain (Loss) Reclassified	Gain (Loss)Recognized in
	Recognized	from AOCI into Interest	Other Income (Expense)
	in OCI	Expense (Effective Portion)	(Ineffective Portion)
Interest Rate Swaps:
For the Three Months Ended September 30:
2009	$(21)	$(8)	$—
2008	(2)	(3)	(2)
For the Nine Months Ended September 30:
2009	—	(21)	—
2008	(6)	(7)	(2)
     The following table summarizes the effect of all net investment hedges on the unaudited condensed consolidated statements of operations (in millions of dollars (U.S.)):

	Gain (Loss)	Gain (Loss) Reclassified from AOCI into	Gain (Loss)Recognized in
	Recognized	Foreign Currency Transaction Gain (Loss)	Other Income (Expense)
	in OCI	(Effective Portion)	(Ineffective Portion)
Foreign Currency Contracts:
For the Three Months Ended September 30:
2009	$(9)	$—	$—
2008	(3)	—	—
For the Nine Months Ended September 30:
2009	(17)	—	—
2008	(7)	—	—
     The following table summarizes the effect of other derivative instruments the Company entered into that do not qualify for hedging treatment (in millions of dollars (U.S.)):

Gain (Loss) Recognized in Foreign
Currency Transaction Gain(Loss)
Foreign Currency Contracts:
For the Three Months Ended September 30:
2009	$(6)
2008	3
For the Nine Months Ended September 30:
2009	(8)
2008	3
     Fair Value of Financial Instruments — The fair value of current financial assets and current financial liabilities approximates their carrying value because of the short-term maturity of these financial instruments. The fair value of long-term debt and long-term receivables with variable interest rates also approximates their carrying value. For fixed-rate long-term debt and long-term receivables, fair value has been determined using discounted cash flow analyses using available market information. The fair value of interest rate swaps and foreign currency forwards and swaps is the estimated net amount that the Company would receive or pay to terminate the agreements as of the balance sheet date. The fair value of cost method investments has not been estimated as there have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value.

     The fair value estimates are made at a specific point in time, based on market conditions and information about the financial instruments. These estimates are subjective in nature and are not necessarily indicative of the amounts the Company could realize in a current market exchange. Changes in assumptions could significantly affect the estimates.
     The following table summarizes the estimated fair values of the Company’s long-term investments, debt, and derivative financial instruments:

	September 30, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	Millions of dollars (U.S.)
Assets:
Notes receivable from unconsolidated subsidiaries	$137	$143	$120	$123
Investment in debt securities, including available-for-sale securities	256	256	192	192
Derivatives	7	7	1	1
Liabilities:
Derivatives	65	65	64	64
Long-term debt, including current maturities	3,825	3,739	3,962	3,753
18. PER SHARE DATA
     Basic and diluted earnings per share attributable to AEI were as follows:

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Basic earnings per share attributable to AEI:
Net income attributable to AEI (millions of U.S. dollars)	$74	$19	$242	$125
Average number of common shares outstanding (millions)	235	223	231	217
Basic earnings per share attributable to AEI	$0.31	$0.09	$1.05	$0.58
Effect of dilutive securities:
Stock options (millions of options)	—	—	—	—
Restricted shares (millions of shares)	—	—	—	—
Convertible PIK notes (millions of shares) (see Note 14)	12	—	12	—
Dilutive earnings per share attributable to AEI	$0.31	$0.09	$1.04	$0.58
     The Company issues restricted stock grants to directors and employees which are included in the calculation of basic earnings per share. For the three months ended September 30, 2009 and 2008, 4,573,955 and 2,879,537 stock options and restricted shares issued to employees, respectively, were excluded from the calculation of diluted earnings per share because either the exercise price of those options exceeded the average fair value of the Company’s stock during the related period or the future compensation expense of those restricted shares exceed the implied cost of the company issuing those shares. For the nine months ended September 30, 2009 and 2008, 4,852,982 and 2,879,537 stock options and restricted shares issued to employees, respectively, were excluded from the calculation of diluted earnings per share because either the exercise price of those options exceeded the average fair value of the Company’s stock during the related period or the future compensation expense of those restricted shares exceed the implied cost of the company issuing those shares.
19. COMPREHENSIVE INCOME AND CHANGES IN EQUITY
     The components of total comprehensive income between AEI and noncontrolling interests were as follows:

	For the Three Months Ended September 30,
	2009			2008
	Millions of dollars (U.S.)
		Noncontrolling			Noncontrolling
	AEI	Interests	Total	AEI	Interests	Total
Net income	$74	$17	$91	$19	$(4)	$15
Other comprehensive income (loss):
Foreign currency translation gain (loss) (net of income tax of $0)	139	14	153	(254)	(61)	(315)
Changes in fair value of derivatives, net of settlements (net of income tax of $0)	(13)	—	(13)	1	—	1
Net change in fair value of available-for-sale securities (net of income tax of $0)	59	—	59	(28)	—	(28)

Total other comprehensive income (loss)	185	14	199	(281)	(61)	(342)

Total comprehensive income	$259	$31	$290	$(262)	$(65)	$(327)

	For the Nine Months Ended September 30,
	2009			2008
	Millions of dollars (U.S.)
		Noncontrolling			Noncontrolling
	AEI	Interests	Total	AEI	Interests	Total
Net income	$242	$70	$312	$125	$120	$245
Other comprehensive income:
Foreign currency translation gain (loss) (net of income tax of $0)	370	29	399	(144)	(29)	(173)
Changes in fair value of derivatives, net of settlements (net of income tax of $0)	21	—	21	1	—	1
Net change in fair value of available-for-sale securities (net of income tax of $0)	88	—	88	(115)	—	(115)

Total other comprehensive income	479	29	508	(258)	(29)	(287)

Total comprehensive income	$721	$99	$820	$(133)	$91	$(42)

     The following tables provide a reconciliation of the beginning and ending balances of total equity, equity attributable to AEI and equity attributable to noncontrolling interests as of September 30, 2009 and 2008:

	AEI
				Accumulated
		Additional		Other
	Ordinary	Paid-In	Retained	Comprehensive	Noncontrolling	Total
	Shares	Capital	Earnings	Income (Loss)	Interests	Equity
	(Millions of dollars (U.S.))
Balance, January 1, 2009	$—	$1,754	$280	$(204)	$435	$2,265
Net income	—	—	242	—	70	312
Issuance of new shares	—	149	—	—	—	149
Compensation under stock incentive plan	—	4	—	—	—	4
Foreign currency translation	—	—	—	370	29	399
Changes in fair value of derivatives, net of settlements (net of income tax of $0)	—	—	—	21	—	21
Change in fair value of available-for-sale- securities (net of income tax of $0)	—	—	—	88	—	88
Dividends	—	—	—	—	(48)	(48)
Changes in ownership	—	(4)	—	—	127	123
Gain on PIK note exchange	—	27	—	—	—	27

Balance, September 30, 2009	$—	$1,930	$522	$275	$613	$3,340

	AEI
				Accumulated
		Additional		Other
	Ordinary	Paid-In	Retained	Comprehensive	Noncontrolling	Total
	Shares	Capital	Earnings	Income (Loss)	Interests	Equity
	(Millions of dollars (U.S.))
Balance, January 1, 2008	$—	$1,521	$122	$215	$288	$2,146
Net income	—	—	125	—	120	245
Issuance of new shares	—	200	—	—	—	200
Compensation under stock incentive plan	—	5	—	—	—	5
Foreign currency translation	—	—	—	(144)	(29)	(173)
Changes in fair value of derivatives, net of settlements (net of income tax of $0)	—	—	—	1	—	1
Change in fair value of available-for-sale- securities (net of income tax of $0)	—	—	—	(115)	—	(115)
Dividends	—	—	—	—	(117)	(117)
Changes in ownership	—	—	—	—	232	232
Other	—	4	—	—	—	4

Balance, September 30, 2008	$—	$1,730	$247	$(43)	$494	$2,428

     Accumulated other comprehensive income (loss) attributable to AEI consists of the following:

	September 30,	December 31,
	2009	2008
	Millions of dollars (U.S.)
Cumulative foreign currency translation gains (losses)	$239	$(131)
Unrealized derivative losses	(47)	(68)
Unamortized actuarial and investment gains	54	54
Unrealized gain (loss) on available-for-sale securities	29	(59)

Total	$275	$(204)

20. PENSION AND OTHER POSTRETIREMENT BENEFITS
     The components of net periodic pension benefit are as follows:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Service cost	$1	$1	$3	$3
Interest cost	9	8	23	24
Amortization of actuarial gain	(1)	—	(3)	—
Expected employee contribution	—	—	(1)	(1)
Expected return on plan assets for the period	(12)	(10)	(32)	(29)

Total net periodic pension benefit	$(3)	$(1)	$(10)	$(3)

     The total amounts of employer contributions paid for the three months ended September 30, 2009 and 2008 were less than $1 million in each period. The total amounts of employer contributions paid for the nine months ended September 30, 2009 and 2008 were approximately $1 million in each period. The expected remaining scheduled annual employer contributions for 2009 are less than $1 million.
21. COMMITMENTS AND CONTINGENCIES
     Letters of Credit — In the normal course of business, AEI and its subsidiaries enter into various agreements providing financial or performance assurance to third parties. Such agreements include guarantees, letters of credit, and surety bonds. These agreements are entered into primarily to support or enhance the creditworthiness of a subsidiary on a stand-alone basis, thereby facilitating the availability of sufficient credit to accomplish the subsidiaries’ intended business purpose. As of September 30, 2009, AEI and certain of its subsidiaries had entered into letters of credit, bank guarantees, and performance bonds with balances of $239 million issued of which $20 million of the total facility balances were fully cash collateralized. Additionally, as of September 30, 2009, lines of credit of $939 million were outstanding, with an additional $563 million available.
     Under a sponsor undertaking agreement, AEI is obligated to provide, or cause to be provided, all performance bonds, letters of credit, or guarantees required under the service agreement between Accroven and its customer, Petróleos de Venezuela Gas, S.A. (“PDVSA”). In February 2006, AEI’s board of directors approved the execution of a reimbursement agreement with a bank to issue four letters of credit totaling approximately $21 million, which is also included in amounts above. Accroven is required to reimburse AEI for any payment made in connection with the letters of credit, subject to the consent of Accroven’s lender and approval by the Accroven shareholders. The letters of credit have been cancelled by written notice delivered by the issuing bank to PDVSA-Gas at the beginning of August with an expiration date as of August 31, 2009. However, a 90 day waiver effective through November 30, 2009 has been granted by PDVSA-Gas to Accroven and AEI under the Services Agreements and the Equity Guaranty Agreement.
Political Matters:
     Turkey — Since November 2002, Trakya and the other Turkish build-operate-transfer (BOT) projects have been under pressure from the Ministry to renegotiate their current contracts. The primary aim of the Ministry is to reduce what it views as excess returns paid to the projects by the State Wholesale Electricity and Trading Company under the existing power purchase agreements. AEI and the other shareholders of Trakya developed a proposal and presented it to the Ministry in April 2006. The Ministry has not formally responded to the proposal. The Company does not believe that the currently expected outcome under the proposed restructuring will have a material adverse effect on its financial condition, results of operations, or liquidity.
     Poland — The Polish government has been working on restructuring the Polish electric energy market since the beginning of 2000 in an effort to introduce a competitive market in compliance with European Union legislation. In 2007, legislation was passed in Poland that allowed for power generators producing under long term contracts to voluntarily terminate their contracts subject to payment of compensation for stranded costs. The compensation system consists of stranded costs compensation which is based upon the capital expenditures incurred before May 1, 2004, which could not be recovered from future sales in the free market and additional fuel gas costs compensation. Both are paid in quarterly installments of varying amounts. The payments started in August 2008. ENS received $18 million of stranded-cost compensation in 2008 and $40 million for the nine months ended September 30, 2009 in stranded costs compensation and fuel gas compensation. The maximum remaining compensation, for stranded costs and fuel gas costs, attributable to ENS is 951 million Polish zloty (approximately U.S. $330 million based on the exchange rate as of September 30, 2009).
     Venezuela — Accroven — Venezuela has nationalized a significant part of its hydrocarbon and electricity industries and changed its operation agreements to joint ventures with the state-owned oil company PDVSA (the only client of Accroven). On September 11, 2009, the Company signed a non binding Letter of Intent with PDVSA Gas, S.A. (PDVSA Gas), pursuant to which the Company agreed to transfer its interest in Accroven to PDVSA Gas. On October 30, 2009, the Letter of Intent was amended to extend the termination date to November 30, 2009, and to provide for the payment by PDVSA Gas of loan repayments due to certain of Accroven’s lenders in the event that the transaction has not closed by November 15, 2009. Closing of this transaction is subject to negotiation of definitive documentation and the receipt of certain third party consents.
Litigation/Arbitration:
     AEI holds $201 million principal amount of notes of CIESA, which are in default. AEI was previously party to a restructuring agreement with CIESA pursuant to which this debt was to be exchanged for equity of CIESA upon receipt of all required government approvals. After having granted two extensions, those approvals were not obtained and accordingly, in January 2009, AEI terminated the restructuring agreement. Following the termination, CIESA filed a complaint against AEI in New York state court seeking a judgment declaring that any claim by AEI against CIESA with respect to this debt is time-barred because the statute of limitations pertaining to any such claim had expired. CIESA subsequently amended its complaint to also include an allegation that AEI’s termination of its restructuring agreement was in breach of that agreement. AEI does not believe that there is any merit to the suit and is vigorously defending the claim. In July 2009, the New York court dismissed CIESA’s complaint. CIESA has submitted a motion to reargue their claim and AEI has responded to this motion. Separately, in February 2009, AEI filed a petition in Argentina for the involuntary bankruptcy liquidation of CIESA. In July 2009, the Argentine court ruled that if CIESA did not cure its insolvency status within 20 days of AEI serving this decision on CIESA, CIESA would be put into bankruptcy. AEI served this decision on CIESA on July 31, 2009. In August 2009, CIESA appealed the bankruptcy court’s decision. In October 2009, the appellate court overturned the bankruptcy court’s decision, rejecting AEI’s petition. This decision did not rule on the enforceability of the debt. AEI continues to believe that it has a strong case and is considering several alternatives in order to pursue its rights.
     AEI’s subsidiaries are involved in a number of legal proceedings, mostly civil, regulatory, contractual, tax, labor, and personal injury claims and suits, in the normal course of business. As of September 30, 2009, we have accrued liabilities totaling approximately $140 million for claims and suits, as recorded in accrued liabilities and other liabilities. This amount has been determined based on management’s assessment of the ultimate outcomes of the particular cases, and based on its general experience with these particular types of cases. Although the ultimate outcome of such matters cannot be predicted with certainty, AEI accrues for contingencies associated with litigation when a loss is probable and the amount of the loss is reasonably estimable. AEI does not believe, taking into account reserves for estimated liabilities, that the currently expected outcome of these proceedings will have a material adverse effect on AEI’s financial position, results of operations or liquidity. It is possible, however, that some matters could be decided in a manner that AEI could be required to pay damages or to make expenditures in amounts materially in excess of that recorded, but cannot be estimated at September 30, 2009.

     Elektro — Elektro is a party to approximately 5,000 lawsuits. The nature of these suits can generally be described in three categories, namely civil, tax and labor. Civil cases include suits involving the suspension of power to non-paying customers, real estate issues, suits involving workers or the public that allegedly suffer property damage or injury in connection with Elektro’s facilities and power lines, and suits contesting the privatization of Elektro, which occurred in 1998. Tax cases include suits with the tax authorities over appropriate methodologies for calculating value-added tax, social security contributions, social integration tax, income tax and provisional financial transaction tax. Labor suits include various issues, such as labor accidents, overtime calculations, vacation issues, hazardous work and severance payments. As of September 30, 2009, Elektro has accrued approximately $18 million related to these cases, excluding those described below.
     In July 1998, two separate class actions were filed against Elektro and others. Each of these actions seeks the annulment of the privatization of Elektro and alleges, among other things, that the price paid for Elektro was low and unacceptable. These cases are currently pending. Elektro has been advised by external counsel that it has solid legal grounds on which to have each of the cases dismissed.
     In August 2001, Elektro filed two lawsuits against the State Highway Department — DER (the State of Sāo Paulo’s regulatory authority responsible for control, construction and maintenance of the majority of the roads in the state) and other private highway concessionaires aiming to be released from paying certain fees in connection with the construction and maintenance of Elektro’s power lines and infrastructure in the properties belonging to or under the control of the State Highway Department and such concessionaires. The lower court and the State Court ruled in favor of the State Highway Department. Elektro appealed to the Superior Court and filed an injunction in August 2008 to suspend the decision of the State Court. In November 2008, the injunction was denied by one of the Superior Court Ministers. The Superior Court has not yet ruled on the appeal.
     In December 2007, Elektro received two tax assessments issued by the Brazilian Internal Revenue Service (IRS), one alleging that Elektro is required to pay additional corporate income tax (IRPJ) and income contribution (CSLL), with respect to tax periods 2002 to 2006 and the other alleging that Elektro is required to pay additional social contribution on earnings (PIS and COFINS), with respect to tax periods June and July 2005. The assessments allege approximately $272 million (based on the exchange rate as of September 30, 2009) is due related to the tax periods involved. In June 2008, Elektro was notified that an administrative ruling was rendered on these matters that would fully cancel both tax assessments. The ruling is subject to an automatic review by the Administrative Court of Appeal, but Elektro believes that it is likely that the ruling will be confirmed.
     In December 2006, the Brazilian National Social Security Institute notified Elektro about several labor and pension issues raised during a two-year inspection, which took place between 2004 and 2006. A penalty was issued to Elektro in the amount of approximately $34 million (based on the exchange rate as of September 30, 2009) for the assessment period from 1998 to 2006. Based upon a Brazilian Federal Supreme Court precedent issued during the second quarter of 2008 regarding the statute of limitations for this type of claim, Elektro believes that a portion of the amount claimed is now time-barred by the statute of limitations. Elektro is in the initial stage of presenting its administrative defense and, therefore, cannot determine the amount of any potential loss at this time.
     Elektro has three separate ongoing lawsuits against the Brazilian Federal Tax Authority in each of the Brazilian federal, superior and supreme courts relating to the calculation of the social contribution on revenue and the contribution to the social integration program. These cases are currently pending. Elektro had made a judicial deposit of approximately $23 million (based on the exchange rate as of September 30, 2009) related to this issue. In May 2009, a newly enacted Brazilian law revoked a previous law which resulted in a change to the method by which such contributions should be calculated. Due to the revocation and pursuant to a technical notice issued by IBRACON (the local accounting standards board), in the second quarter of 2009, Elektro reversed a provision associated with the social contributions accruals made prior to 2004. However, the $23 million judicial deposit made by Elektro will not be released until the final decision by the Supreme Court on the appeal is made.
     In March 2007, the Federal Labor District Attorney in Brazil filed a public lawsuit against Elektro seeking to prohibit the company from using contractors for certain of its core business activities. The District Attorney claimed that workers who render services for Elektro should be directly hired by the company rather than by a third party. In June 2009, the court ruled in favor of the Federal Labor District Attorney. Elektro has been advised by external counsel that they have reasonable arguments on which to challenge this decision and have filed an appeal with the Regional Labor Court. This appeal is currently pending.
     In December 2008, Elektro received a tax assessment from the São Paulo State Treasury claiming a payment of ICMS (Value Added Tax) of approximately $27 million (based on the exchange rate as of September 30, 2009). Elektro contested the assessment and the administrative tribunal hearing the matter ruled against Elektro. Elektro has appealed the tribunal’s ruling to the Tax Payer Council. Elektro believes that it has good legal grounds on which to dispute this claim.
     EPE — On October 1, 2007, EPE received a notice from Furnas, purporting to terminate the power purchase agreement (“PPA”) as a result of the lack of gas supply from Bolivia. EPE initiated an arbitration proceeding in Brazil on the basis that there was no contractual basis for Furnas to terminate the PPA. In 2008, EPE amended its initial pleadings and requested the termination of the PPA based on Furnas’ failure to make capacity payments. The tribunal accepted the amendment of EPE’s pleadings in the first quarter of 2009. On October 20, 2009, the arbitrators determined that the PPA was terminated due to the occurrence of a force majeure event. This decision can be challenged by an appeal from either party. Each of EPE and Furnas may submit to the arbitration tribunal, subject to expert examination, their assessment of the damages and losses suffered by them as a result of the force majeure event. There is no assurance that the arbitral tribunal will award damages to EPE or that it will not award damages to Furnas. In the event that EPE is not adequately compensated for such damages and losses, or if it is compelled to pay damages to Furnas, the operations of Cuiabá will be materially adversely affected, with a corresponding negative impact on the Company’s financial performance and cash flows.
     The PPA between EPE and Furnas contains provisions requiring Furnas to reimburse EPE for any tax increase. Since the execution of the PPA in 1997, the PIS and COFINS rates (the social contribution tax on earnings) have increased, and EPE has received reimbursements for such excess amounts. In 2006, Furnas ceased making reimbursement payments, arguing that a change in law which occurred in 2004 meant they were no longer required to make such payments, as compensation for tax increases was already included in price adjustments agreed between Furnas and EPE. The matter was litigated before an arbitration tribunal in Brazil. On September 1, 2009, the arbitral tribunal ruled in favor of Furnas and ordered EPE to repay approximately $27 million, including interest, to Furnas (based on the exchange rate as of September 30, 2009). EPE filed an appeal, but the decision of the initial arbitration tribunal was upheld. EPE made the payment to Furnas on October 21, 2009. The liability for the payment was accrued in the third quarter of 2009 as operating and maintenance expenses, foreign currency losses and interest expense.
     San Felipe Limited Partnership — Under San Felipe’s Power Purchase Agreement, CDEEE and the Dominican Republic Government have an obligation to perform all necessary steps in order to obtain a tax exemption for San Felipe. As of September 30, 2009, neither CDEEE nor the executive branch has obtained this legislative exemption. In February 2002, the local tax authorities notified San Felipe of a request for tax payment for a total of DOP 716 million (equivalent to approximately $20 million at the exchange rate as of September 30, 2009) of unpaid taxes from January 1998 through June 2001. San Felipe filed an appeal against the request which was rejected by the local tax authorities. In July 2002, San Felipe filed a second appeal before the corresponding administrative body which was rejected in June 2008. In July 2008, San Felipe appealed this ruling before the Tax and Administrative Court. San Felipe has accrued approximately $68 million as of September 30, 2009 with respect to the period from January 1998 through September 30, 2009 which management believes is adequate. In addition, San Felipe has a contractual right under its Power Purchase Agreement to claim indemnification from CDEEE for taxes paid by San Felipe.
     DCL — DCL entered commercial operations on April 17, 2008. In September 2008, DCL shut down the plant on the recommendation of Siemens AG, or Siemens, the manufacturer of DCL’s gas turbine, due to vibrations. As a result of the shutdown, DCL stopped generating revenues and cash inflows to pay vendors, which delayed the repairs. In January 2009, DCL received notice of default from one of its senior lenders. Shortly thereafter, two of DCL’s senior lenders filed claims against DCL and Sacoden, which holds AEI’s interest in DCL, in the courts of Sindh Province, Pakistan seeking repayment by DCL of loans totaling PKR 3,704 million (equivalent to approximately $46 million at the exchange rate as of September 30, 2009). The lenders petitioned the courts to force a sale of all of DCL’s assets and all of Sacoden’s shares in DCL and to replace DCL’s directors and officers with a court appointed administrator. DCL and Sacoden filed responses to these claims. In June 2009, DCL entered into loan agreements with its senior lenders and Sacoden pursuant to which the senior lenders and Sacoden made loans to DCL to fund its rehabilitation efforts. In connection with these loan agreements, DCL and Sacoden entered into a Standstill Agreement with the senior lenders pursuant to which the parties agreed to refrain from taking legal actions against each other while DCL rehabilitates the plant and negotiates a new PPA. The Standstill Agreement has now expired. Presently, the court cases have been adjourned with no new hearing date set. DCL is working on returning the plant to commercial operation.
     DCL was party to a PPA with Karachi Electric Supply Corporation, or KESC, for the sale of all of the plant’s output of power, which was terminated by KESC in April 2009. Subsequently, the parties entered into discussion and arrived at an interim PPA arrangement. DCL is also in discussions with KESC with respect to a new power purchase agreement and will sell power to KESC on the said interim arrangement while the new power purchase agreement is negotiated.
     If DCL is unable to enter into an acceptable power purchase agreement, the operations of DCL may be materially adversely affected or the lenders may exercise their right to take ownership of the plant, in either event with a corresponding negative impact on our financial performance and cash flows.
22. SEGMENT AND GEOGRAPHIC INFORMATION
     The Company manages, operates and owns interests in energy infrastructure businesses through a diversified portfolio of companies worldwide. It conducts operations through global businesses, which are aggregated into reportable segments based primarily on the nature of its service and customers, the operation and production processes, cost structure, channels of distribution and regulatory environment. The operating segments reported below are the segments of the Company for which separate financial data is available and for which operating results are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company uses operating income, among other measures, to evaluate the performance of its segments. Segment revenue includes inter-segment sales. Operating income is defined as total revenue less cost of sales and operating expenses (including depreciation and amortization, taxes other than income, and (gains) losses on disposition of assets). Operating income also includes equity income from unconsolidated affiliates due to the nature of operations of these affiliates.
     The tables below present summarized financial data about AEI’s reportable segments:

As of and for the Three Months Ended	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
September 30, 2009	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)
Revenues	$549	$255	$50	$155	$1,112	$7	$(33)	$2,095
Equity income from unconsolidated affiliates	19	1	5	4	1	—	(1)	29
Operating income (loss)	113	11	31	28	32	(19)	4	200
Depreciation and amortization	34	10	6	5	14	2	—	71
Capital expenditures	46	6	8	10	21	3	—	94
Long-lived assets as of September 30, 2009	3,319	1,326	711	986	997	3,056	(2,791)	7,604
Total assets as of September 30, 2009	4,439	2,305	1,010	1,360	1,518	3,254	(3,363)	10,523

As of December 31, 2008 and for the Three	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
Months Ended September 30, 2008	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)
Revenues	$644	$343	$51	$150	$1,386	$6	$(32)	$2,548
Equity income from unconsolidated affiliates	17	3	10	2	2	1	(1)	34
Operating income (loss)	126	(25)	32	24	45	(19)	(6)	177
Depreciation and amortization	37	8	6	5	15	—	—	71
Capital expenditures	64	1	5	19	6	5	—	100
Long-lived assets as of December 31, 2008	2,598	1,300	701	832	841	2,491	(2,392)	6,371
Total assets as of December 31, 2008	3,304	1,897	924	1,110	1,323	3,865	(3,470)	8,953

For the Nine Months Ended	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
September 30, 2009	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)
Revenues	$1,466	$762	$149	$457	$3,037	$21	$(94)	$5,798
Equity income from unconsolidated affiliates	52	3	16	10	1	—	(3)	79
Operating income (loss)	297	87	92	93	99	(52)	(3)	613
Depreciation and amortization	95	32	16	16	36	5	—	200
Capital expenditures	123	12	13	54	50	8	—	260

For the Nine Months Ended	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
September 30, 2008	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)
Revenues	$1,699	$900	$153	$421	$4,049	$18	$(88)	$7,152
Equity income from unconsolidated affiliates	55	8	27	10	3	1	(2)	102
Operating income (loss)	326	15	99	85	211	(63)	(20)	653
Depreciation and amortization	109	19	17	14	41	3	—	203
Capital expenditures	132	3	14	56	26	9	—	240
     The tables below present revenues and operating income of the Company’s consolidated subsidiaries by significant geographical location for the three and nine months ended September 30, 2009 and 2008. Revenues are reported in the country in which they are earned.

	For the Three Months Ended September 30,
	Revenues		Operating Income
	2009	2008	2009	2008
	Millions of dollars (U.S.)
Colombia	$964	$1,072	$79	$85
Brazil	376	452	48	35
Chile	233	355	20	15
Turkey	75	123	15	9
China	32	23	2	(8)
Argentina	26	31	4	3
Central America and Caribbean:
Panama	154	205	14	12
El Salvador	57	45	3	3
Guatemala	56	63	11	13
Other	85	108	14	(6)

Total Central America and Caribbean	352	421	42	22

Other	37	71	(10)	16

Total	$2,095	$2,548	$200	$177

	For the Nine Months Ended September 30,
	Revenues		Operating Income
	2009	2008	2009	2008
	Millions of dollars (U.S.)
Colombia	$2,576	$3,042	$227	$331
Brazil	974	1,184	141	157
Chile	648	1,064	56	58
Turkey	277	284	46	6
China	103	69	6	(14)
Argentina	85	87	18	8
Central America and Caribbean:
Panama	433	615	34	36
El Salvador	164	127	9	9
Guatemala	143	173	29	34
Other	227	310	60	25

Total Central America and Caribbean	967	1,225	132	104

Other	168	197	(13)	3

Total	$5,798	$7,152	$613	$653

23. SUBSEQUENT EVENTS
     The Company evaluated all events and transactions that occurred after the balance sheet date up through November 13, 2009, the date the consolidated financial statements were issued and determined that no additional disclosures are deemed necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
Our Business
     AEI operates and owns interests in essential energy infrastructure businesses in emerging markets across multiple segments of the energy industry. The Company groups its businesses into five reporting segments: Power Distribution, Power Generation, Natural Gas Transportation and Services, Natural Gas Distribution and Retail Fuel. Management reviews the results of operations using a variety of measurements including an analysis of the statement of operations, and more specifically, revenues, cost of sales and operating expenses and operating income line items. These measures are important factors in our performance analysis. In order to better understand the discussion of operating results, detail regarding certain line items has been provided below.
     Most of our businesses’ revenues are related either to regulated tariffs or to long-term contracts, most of which include pass-through provisions for the cost of energy, fuel and gas. Our revenues and cost of sales may be significantly affected by the volatility in energy and fuel prices. Because of these pass-through provisions, fluctuations in revenues and cost of sales taken in absolute terms may themselves not be meaningful in the analysis of our financial results.
Revenues
•	Power Distribution revenues are derived primarily from contracts with retail customers in the residential, industrial and commercial sectors. These revenues are based on tariffs which are reviewed by the applicable regulator on a periodic basis, and recognized upon delivery. In addition to a reasonable rate of return on regulatory assets and other amounts, tariffs include a pass-through of nearly all wholesale energy costs included in our Power Distribution cost of sales. Power Distribution revenues are significantly impacted by wholesale energy costs. Upon each periodic regulatory review, tariffs are reset to the appropriate level, which might be higher or lower than the current level, to align the business’ revenue to the authorized pass-through of costs and the applicable return on the business asset base. Therefore, revenues for a specific business may vary substantially from one period to the next if there has been a tariff reset in between.

•	Power Generation revenues are generated from the sale of wholesale power under long-term contracts to large off-takers, which in many circumstances are state controlled entities. Certain contracts contain decreasing rate schedules, which results in revenues being deferred due to differences between the amounts billed to customers and the average revenue stream over the life of the contract.

•	Natural Gas Transportation and Services revenues are primarily service fees received based on regulated rates set by a government controlled entity, and the capacity volume allocated for natural gas transportation in pipelines. Additional revenues are recognized for other natural gas related services, such as compression or liquefaction. As with the Power Distribution segment, businesses in this segment are subject to periodic regulatory review of their tariffs.

•	Natural Gas Distribution revenues are primarily generated from service fees received based on regulated rates, set by a government controlled entity, and the volume of natural gas sold to retail customers in the residential, industrial and commercial sectors. Similar to the Power Distribution segment, businesses in this segment are subject to periodic regulatory review of their tariffs.

•	Retail Fuel revenues represent primarily the distribution and retail sale of gasoline and compressed natural gas (“CNG”). Gasoline prices are normally regulated, whereas CNG prices are normally free of regulation, but tend to correlate with gasoline prices.

Cost of sales
     Power Distribution cost of sales relates directly to the purchase of wholesale energy either under long term contracts or in the spot market. The Power Distribution and Power Generation businesses are permitted to pass on nearly all wholesale energy costs to the customers, although there may be a lag in time as this pass through takes place through the tariff or contract process. Therefore, increases and decreases in Power Distribution and Power Generation cost of sales directly impact Power Distribution and Power Generation revenues subject to the time lag. The Power Generation segment cost of sales consists primarily of purchases of natural gas and other fuels for generation. Natural Gas Distribution and Retail Fuel cost of sales represents the cost of wholesale purchasing of the natural gas and other fuels that are resold to the final customers. Generally, significant costs of sales are not incurred in the Natural Gas Transportation and Services businesses because we do not purchase the commodities being transported. Cost of sales excludes depreciation and amortization for all segments.
Operating expenses
     Operating expenses include the following line items: operations, maintenance and general and administration expenses, depreciation and amortization, taxes other than income, other charges and (gain) loss on disposition of assets. Operations, maintenance and general and administration expenses include primarily direct labor, insurance, repairs and maintenance, utilities and other contracted expenses. These expenses are usually independent of the volumes of energy produced or distributed through the systems, but may fluctuate on a period to period basis. In the case of the principal executive offices, which are included as part of Headquarters/Other Eliminations, these expenses include the salaries and benefits of the personnel in that office as well as professional services contracted on behalf of the entire organization that do not pertain or relate to a particular business or group of businesses.
Foreign Currency
     The financial statements are reported in U.S. dollars. The financial statements of some of our subsidiaries are prepared using the local currency as the functional currency and translated into U.S. dollars. Period-end and average foreign currency rates impact the Company’s financial position and results of operations.
     The following table presents the period-end and average exchange rates of the U.S. dollar into the local currency where we are primarily exposed to fluctuations in the exchange rate.

	2008		2009
	September 30,	December 31,	March 31,	June 30,	September 30,
Period-end exchange rates:
Brazilian real	1.90	2.40	2.32	1.96	1.77
Colombian peso	2,154	2,253	2,481	2,090	1,921

	Average Exchange Rates for the Three Months Ended
	2008				2009
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
Average period exchange rates:
Brazilian real	1.74	1.66	1.66	2.26	2.33	2.03	1.85
Colombian peso	1,938	1,786	1,921	2,316	2,511	2,190	2,021

	Average Exchange Rates for the Nine
	Months Ended September 30,
	2008	2009
Average period exchange rates:
Brazilian real	1.69	2.07
Colombian peso	1,882	2,241
Source: Bloomberg financial website for March, June and September 2009 and December 2008; OANDA Corporation financial website for other periods presented.

AEI Results of Operations
     The results of the following companies are reflected in the results of continuing operations in the periods indicated:

For the Nine Months Ended September 30,
	2009	2008
Power Distribution
Chilquinta	Equity Method	Equity Method
Delsur	Consolidated	Consolidated
EDEN	Consolidated	Consolidated
Elektra	Consolidated	Consolidated
Elektro	Consolidated	Consolidated
EMDERSA(1)	Consolidated	—
Luz del Sur	Equity Method	Equity Method
Power Generation
Amayo(1)	Equity Method	—
Corinto(2)	Consolidated	Consolidated
Cuiabá — EPE	Consolidated	Consolidated
DCL (3)	Consolidated	Consolidated
ENS	Consolidated	Consolidated
Emgasud(3)(4)	Equity Method	—
Fenix(3)	Consolidated	Consolidated
Jaguar(3)	Consolidated	Consolidated
JPPC	Consolidated	Consolidated
Luoyang(3)	Consolidated	Consolidated
PQP	Consolidated	Consolidated
San Felipe	Consolidated	Consolidated
Tipitapa(2)(3)	Consolidated	Consolidated
Trakya(1)(5)	Consolidated	Consolidated
Natural Gas Transportation and Services
Accroven	Equity Method	Equity Method
Centragas(6)	Equity Method	Equity Method
Cuiabá — GOB/GOM/TBS	Consolidated	Consolidated
GBS(6)	Consolidated	Consolidated
GTB(8)	Cost Method	Cost Method
Promigas	Consolidated	Consolidated
PSI(6)	Consolidated	Consolidated
TBG	Cost Method	Cost Method
TGS(1)	Cost Method	—
Transmetano(6)	Consolidated	Consolidated
Transoccidente(6)	Consolidated	Consolidated
Transoriente(6)	Equity Method	Equity Method
Transredes(8)	Cost Method	Cost Method
Natural Gas Distribution
BMG(3)	Consolidated	Consolidated
Cálidda	Consolidated	Consolidated
Gases de Occidente(6)	Consolidated	Consolidated
Gases del Caribe(6)	Equity Method	Equity Method
Surtigas(6)	Consolidated	Consolidated
Tongda	Consolidated	Consolidated
Retail Fuel
Gazel(7)	Consolidated	Consolidated
SIE(3)(7)	Consolidated	Consolidated
Other
Promitel(6)	Consolidated	Consolidated

(1)	The Company’s initial or additional interest was acquired during 2009. See Note 3 to the unaudited condensed consolidated financial statements.

(2)	During the first quarter of 2009, as part of the Nicaragua Energy Holdings (“NEH”) transaction, AEI’s ownership in Corinto increased from 50% to 57.67% and AEI’s ownership in Tipitapa decreased from 100% to 57.67%. See Note 3 to the unaudited condensed consolidated financial statements.

(3)	The Company’s initial or additional interest was acquired during 2008.

(4)	In June 2009, the Company increased its ownership in Emgasud S.A. from 31.89% to 37.00%. See Note 3 to the unaudited condensed consolidated financial statements.

(5)	In August 2009, the Company increased its ownership in Trakya from 59% to 90%. See Note 3 to the unaudited condensed consolidated financial statements.

(6)	AEI ownership interest is held through its ownership in Promigas.

(7)	AEI ownership interest is held through its ownership in Proenergía, a holding company for the retail fuel operations that was spun-off from Promigas in July 2009.

(8)	The Company’s ownership in Transredes, and therefore GTB, changed during the second quarter of 2008 due to the nationalization of Transredes. See Note 1 to the unaudited condensed consolidated financial statements.
Third Quarter Events and Recent Developments
     On May 29, 2009, the Company acquired from a third party a 19.91% interest in Empresa Distribuidora Electrica Regional S.A. (“EMDERSA”), an Argentine holding company that controls or owns equity interest in three power distribution companies. Through a series of transactions in the third quarter of 2009, the Company increased its ownership to 50.02% by September 24 and began to consolidate EMDERSA prospectively from September 25, 2009. On October 13, 2009, the Company acquired an additional 27.09% ownership interest for approximately $43 million increasing it’s ownership to 77.11%.
     On June 17, 2009, the Company acquired an additional 5.11% of Emgasud, which increased AEI’s ownership interest in Emgasud from 31.89% to 37.00%. In August 2009, the Company purchased a $15 million senior unsecured convertible note due in July 2012 from Emgasud and on October 28, 2009, the Company acquired an additional 3.57% ownership interest. The Company accounts for this investment under the equity method.
     On August 27, 2009, the Company acquired an additional 31% ownership interest in Trakya, which increased its ownership interest from 59% to 90%.
     On September 23, 2009, the Company signed an agreement to acquire a 49% ownership interest in NBT Baicheng New Energy Development Co., Ltd., a company that owns a 50 MW wind farm under construction in the Jilin Province of China, for approximately $15 million.
     On September 25, 2009, the Company acquired a 7.65% ownership interest in TGS, an Argentine natural gas transportation company. The Company currently owns 7.96% of TGS and accounts for this investment under the cost method.
     On October 1, 2009, various funds that are managed by Ashmore Investment Management Limited (“Ashmore”), a related party and majority shareholder of the Company, exercised their option to convert their PIK notes and related interest receivable in the amount of $21 million for 1,233,864 ordinary shares of AEI.

     For the Three and Nine Months Ended September 30, 2009 Compared to the Three and Nine Months Ended September 30, 2008
     The following discussion compares AEI’s results of continuing operations for the three and nine months ended September 30, 2009 to the three and nine months ended September 30, 2008.
  Revenues
     The table below presents our consolidated revenues by significant geographical location for the three and nine months ended September 30, 2009 and 2008. Revenues are reported in the country in which they are earned.

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
		Millions of dollars (U.S.)
Colombia	$964	$1,072	$2,576	$3,042
Brazil	376	452	974	1,184
Chile	233	355	648	1,064
Turkey	75	123	277	284
China	32	23	103	69
Argentina	26	31	85	87
Central America and Caribbean:
Panama	154	205	433	615
El Salvador	57	45	164	127
Guatemala	56	63	143	173
Other	85	108	227	310

Total revenues from Central America and Caribbean	352	421	967	1,225

Other	37	71	168	197

Total revenues	$2,095	$2,548	$5,798	$7,152

     The following table reflects revenues by segment:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
		Millions of dollars (U.S.)
Power Distribution	$549	$644	$1,466	$1,699
Power Generation	255	343	762	900
Natural Gas Transportation and Services	50	51	149	153
Natural Gas Distribution	155	150	457	421
Retail Fuel	1,112	1,386	3,037	4,049
Headquarters/Other/Eliminations	(26)	(26)	(73)	(70)

Total revenues	$2,095	$2,548	$5,798	$7,152

     Revenues decreased by $453 million to $2,095 million for the three months ended September 30, 2009 compared to $2,548 million for the three months ended September 30, 2008. The decrease was primarily due to the decrease in revenues of the Retail Fuel segment ($274 million), the Power Distribution segment ($95 million) and Power Generation segment ($88 million) as described below. Generally, revenues decreased quarter-on-quarter due to the decrease in fuel prices which is passed on to the end customers and the devaluation of the local currency (a stronger U.S. dollar) based on the average quarter exchange rate which negatively impacts revenues when translated to U.S. dollars.
     Revenues decreased by $1,354 million to $5,798 million for the nine months ended September 30, 2009 compared to $7,152 million for the nine months ended September 30, 2008. The decrease was primarily due to the decrease in revenues at the Retail Fuel segment ($1,012 million), the Power Distribution segment ($233 million) and the Power Generation segment ($138 million) as described below. Generally, revenues decreased year-on-year due to the decrease in fuel prices which is passed on to the end customers and the devaluation of the local currency (a stronger U.S. dollar) based on the average year-to-date exchange rate which negatively impacts revenues when translated to U.S. dollars.

Power Distribution
     Revenues from the Power Distribution segment decreased by $95 million to $549 million for the three months ended September 30, 2009 compared to $644 million for the three months ended September 30, 2008. The decrease was primarily due to lower pricing, modifications to regulatory rulings that increased revenues in third quarter 2008 and the appreciation of the U.S. dollar offset by higher volumes.
     Decreases in revenues at Elektro ($64 million) and Elektra ($37 million) were partially offset by the increased revenues at Delsur ($12 million). Revenues at Elektro in the third quarter of 2009 were $17 million lower compared to 2008 based on local currency, or a constant dollar rate. The devaluation of the Brazilian real relative to the U.S. dollar negatively impacted reported revenues ($47 million). Additionally, revenues were higher by $35 million in the third quarter of 2008 as a result of regulatory determinations made by ANEEL (Agência Nacional de Energia Elétrica, the regulator of the Brazilian electricity sector) combined with residual 2007 tariff re-review impacts ($7 million) registered in August 2009, which negatively impacted the comparison for the quarter. The third quarter 2009 decrease was partially offset by higher pricing ($23 million) as a result of the net favorable impact of tariff adjustments. The additional revenues of $35 million recognized due to regulatory rulings during the third quarter of 2008 were related to the modification of a regulation for low income customers by ANEEL in July 2008, reversing the accrual previously fully realized in 2007 and 2008 ($20 million), and revenues related to transmission costs ($15 million) to be collected from the generators and passed through to transmission companies as a result of the determination made by ANEEL. The decreased revenues at Elektra were primarily due to lower pricing ($45 million) as a result of the monthly and bi-annual tariff adjustments to the energy cost component of its customer tariff driven by lower fuel cost, partially offset by higher energy sales volumes ($8 million) as a result of expanded customer base and increased customer demand. The increased revenues at Delsur were primarily due to higher pricing ($13 million) as a result of the elimination of the government subsidy to power generators which reduced prices to the end customers as a result of lower pass-through of the energy costs.
     Revenues from the Power Distribution segment decreased by $233 million to $1,466 million for the nine months ended September 30, 2009 compared to $1,699 million for the nine months ended September 30, 2008. The decrease was primarily due to modifications to regulatory rulings that increased revenues in third quarter 2008 and the appreciation of the U.S. dollar offset by higher volumes.
     Decreased revenues at Elektro ($180 million) and Elektra ($87 million) for the nine month periods were partially offset by increased revenues at Delsur ($37 million). Elektro revenues based on local currency, or a constant dollar rate, however, increased slightly compared to the prior year as sales to residential customer increased, improving sales mix. This favorable variance was offset and revenues reported in U.S. dollars actually decreased due to the devaluation of the Brazilian real relative to the U.S. dollar ($200 million). The comparison to the 2008 period was negatively impacted by regulatory rulings combined with the 2007 tariff re-review impacts registered in June and August 2009 as described above. This was partially offset by higher pricing ($70 million) as a result of the net favorable impact of tariff adjustments. The decreased revenues at Elektra were primarily due to lower pricing ($102 million) as a result of the monthly and bi-annual tariff adjustments to the energy cost component of its customer tariff driven by lower fuel costs, partially offset by higher energy sales volumes ($14 million) as a result of expanded customer base and increased customer demand. The increased revenues at Delsur were primarily due to higher pricing ($39 million) as a result of the elimination of the government subsidy to power generators as described above.
     Power Generation
     Revenues from the Power Generation segment decreased by $88 million to $255 million for the three months ended September 30, 2009 from $343 million for the three months ended September 30, 2008 due to generally lower prices. The decrease was primarily due to decreased revenues at Trakya ($48 million), San Felipe ($8 million), PQP ($7 million), JPPC ($6 million), ENS ($5 million) and Corinto ($5 million). The decreased revenues at Trakya, San Felipe, JPPC and Corinto were primarily due to lower fuel prices which were passed on to their customers. The decreased revenues at PQP were primarily due to lower fuel prices which were passed on to its customers, partially offset by higher generation volume as a result of higher dispatch orders primarily due to the unavailability of hydro generation as a result of dry weather. The decreased revenues at ENS were primarily due to the devaluation of the Polish zloty relative to the U.S. dollar, partially offset by the stranded cost and fuel cost compensation revenues obtained from the Polish government as a result of the voluntary termination of its Power Purchase Agreement (“PPA”) effective on April 1, 2008.

     Revenues from the Power Generation segment decreased by $138 million to $762 million for the nine months ended September 30, 2009 from $900 million for the nine months ended September 30, 2008 due to generally lower prices. The decrease was primarily due to decreased revenues at San Felipe ($60 million), PQP ($30 million), ENS ($18 million), JPPC ($18 million) and Corinto ($17 million), partially offset by additional revenues from the acquisitions in 2008 of interest in Tipitapa ($15 million) and Luoyang ($11 million) during June and February 2008, respectively. The decreased revenues at San Felipe were primarily due to lower generation volume as a result of lower dispatch orders primarily due to higher availability of hydro generation. The decreased revenues at PQP and JPPC were primarily due to lower fuel prices passed on to their customers, partially offset by higher generation volume as a result of higher dispatch orders primarily due to the unavailability of other generation units. The decreased revenues at ENS were primarily due to the devaluation of the Polish zloty relative to the U.S. dollar, partially offset by the stranded cost and fuel cost compensation revenues obtained from the Polish government as described above and higher generation volume. The decreased revenues at Corinto were primarily due to lower fuel prices which were passed on to its customers.
  Natural Gas Transportation and Services
     Revenues from the Natural Gas Transportation and Services segment decreased by $1 million to $50 million for the three months ended September 30, 2009 compared to $51 million for the three months ended September 30, 2008.
     Revenues from the Natural Gas Transportation and Services segment decreased by $4 million to $149 million for the nine months ended September 30, 2009 compared to $153 million for the nine months ended September 30, 2008.
  Natural Gas Distribution
     Revenues from the Natural Gas Distribution segment increased by $5 million to $155 million for the three months ended September 30, 2009 compared to $150 million for the three months ended September 30, 2008.
     Revenues from the Natural Gas Distribution segment increased by $36 million to $457 million for the nine months ended September 30, 2009 compared to $421 million for the nine months ended September 30, 2008. The increase was primarily due to increased revenues at Cálidda ($15 million) and BMG ($12 million). The increased revenues at Cálidda were primarily due to increased tariff as a result of monthly tariff adjustments and higher volume distributed as a result of an increased customer base. The increased revenues at BMG were primarily due to the Company’s acquisition of BMG on January 30, 2008 ($5 million) and increased customer demand, and increased connection fee and construction fee revenues ($7 million).
  Retail Fuel
     Revenues from the Retail Fuel segment decreased by $274 million to $1,112 million for the three months ended September 30, 2009 compared to $1,386 million for the three months ended September 30, 2008. The decrease was primarily due to lower retail fuel prices which were passed on to customers resulting from lower gasoline prices and generally lower aviation fuel prices which are based on regulatory-set rates and the devaluation of the Colombian and Chilean pesos based on the average rates for the third quarter of each year relative to the U.S. dollar.
     Revenues from the Retail Fuel segment decreased by $1,012 million to $3,037 million for the nine months ended September 30, 2009 compared to $4,049 million for the nine months ended September 30, 2008. The decrease was primarily due to the devaluation of the Colombian and Chilean pesos based on the average rates for the first nine months of each year relative to the U.S. dollar and lower gasoline and aviation fuel prices as described above.
  Cost of Sales
     The following table reflects cost of sales by segment:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
		Millions of dollars (U.S.)
Power Distribution	$334	$406	$897	$1,054
Power Generation	190	287	561	725
Natural Gas Transportation and Services	3	3	10	10
Natural Gas Distribution	97	101	288	274
Retail Fuel	1,002	1,268	2,737	3,696
Headquarters/Other/Eliminations	(33)	(28)	(84)	(80)

Total cost of sales	$1,593	$2,037	$4,409	$5,679

     Cost of sales decreased by $444 million to $1,593 million for the three months ended September 30, 2009 compared to $2,037 million for the three months ended September 30, 2008. The decrease was primarily due to the decrease in cost of sales of the Retail Fuel segment ($266 million), the Power Generation segment ($97 million) and the Power Distribution segment ($72 million) as described below. Generally, cost of sales decreased quarter-on-quarter due to the decrease in fuel prices which are passed on to the end customers.
     Cost of sales decreased by $1,270 million to $4,409 million for the nine months ended September 30, 2009 compared to $5,679 million for the nine months ended September 30, 2008. The decrease was primarily due to the decrease in cost of sales of the Retail Fuel segment ($959 million), the Power Generation segment ($164 million) and the Power Distribution segment ($157 million) as described below. Generally, cost of sales decreased year-on-year due to the decrease in fuel prices which are passed on to the end customers.
  Power Distribution
     Cost of sales for the Power Distribution segment decreased by $72 million to $334 million for the three months ended September 30, 2009 compared to $406 million for the three months ended September 30, 2008. The decrease was primarily due to decreased cost of sales at Elektro ($40 million) and Elektra ($39 million), partially offset by increased cost of sales at Delsur ($13 million). The decreased cost of sales at Elektro was primarily due to the devaluation of the Brazilian real relative to the U.S. dollar ($25 million) and the additional cost of sales recognition associated with transmission costs ($14 million) to be collected from the generators and passed through to transmission companies as a result of the determination made by ANEEL during the third quarter of 2008. The decreased cost of sales at Elektra was primarily due to lower average price of purchased electricity ($46 million) as a result of decreased fuel costs, partially offset by higher electricity volume purchased ($8 million) associated with expanded customer base and higher customer demand. The increased cost of sales at Delsur was primarily due to the higher average price of purchased electricity ($13 million) as a result of the elimination of the government subsidy to power generators.
     Cost of sales for the Power Distribution segment decreased by $157 million to $897 million for the nine months ended September 30, 2009 compared to $1,054 million for the nine months ended September 30, 2008. The decrease was primarily due to lower prices for purchased electricity. Decreased cost of sales at Elektro ($96 million) and Elektra ($89 million) were partially offset by increased cost of sales at Delsur ($38 million). The decreased cost of sales at Elektro was primarily due to the devaluation of the Brazilian real relative to the U.S. dollar ($107 million), partially offset by higher energy prices and transportation charges ($21 million) fully passed-through to tariffs associated with transmission costs ($5 million) to be collected from the generators and passed through to transmission companies as a result of the determination made by ANEEL as described above. The decreased cost of sales at Elektra was primarily due to a lower average price of purchased electricity ($102 million) as a result of decreased fuel costs, partially offset by higher electricity volume purchased ($13 million) associated with expanded customer base and higher customer demand. The increased cost of sales at Delsur was primarily due to the higher average price of purchased electricity ($38 million) as a result of the elimination of the government subsidy to power generators.
  Power Generation
     Cost of sales for the Power Generation segment decreased by $97 million to $190 million for the three months ended September 30, 2009 compared to $287 million for the three months ended September 30, 2008. The decrease was primarily due to decreased cost of sales at Trakya ($47 million), San Felipe ($22 million), JPPC ($8 million), PQP ($6 million) and Corinto ($6 million) as a result of lower fuel prices.

     Cost of sales for the Power Generation segment decreased by $164 million to $561 million for the nine months ended September 30, 2009 compared to $725 million for the nine months ended September 30, 2008. The decrease was primarily due to the decreased cost of sales at San Felipe ($88 million), PQP ($26 million), Corinto ($18 million), Trakya ($18 million), JPPC ($15 million) and ENS ($12 million), partially offset by the additional cost of sales from the acquisition of interests in Tipitapa ($11 million) and Luoyang ($8 million) during June and February 2008, respectively. The decreased cost of sales at San Felipe and Corinto was primarily due to lower fuel prices and reduced generation volume due to lower dispatch orders primarily due to higher availability of hydro generation. The decreased cost of sales at PQP and JPPC was primarily due to the lower fuel prices, partially offset by higher generation volume primarily due to the unavailability of other generation units. The decreased cost of sales at Trakya was primarily due to the lower fuel prices, partially offset by the higher generation volume in 2009. The decreased cost of sales at ENS was primarily due to the devaluation of the Polish zloty relative to the U.S. dollar, partially offset by higher gas prices.
  Natural Gas Transportation and Services
     Cost of sales for the Natural Gas Transportation and Services segment was $3 million and $10 million for each of the three and nine months ended September 30, 2009 and 2008, respectively.
  Natural Gas Distribution
     Cost of sales for the Natural Gas Distribution segment decreased by $4 million to $97 million for the three months ended September 30, 2009 compared to $101 million for the three months ended September 30, 2008.
     Cost of sales for the Natural Gas Distribution segment increased by $14 million to $288 million for the nine months ended September 30, 2009 compared to $274 million for the nine months ended September 30, 2008. The increase was primarily due to the increased cost of sales at Cálidda ($11 million) due to higher distribution volume as a result of an increased customer base.
  Retail Fuel
     Cost of sales for the Retail Fuel segment decreased by $266 million to $1,002 million for the three months ended September 30, 2009 compared to $1,268 million for the three months ended September 30, 2008. The decrease was primarily due to the devaluation of the Colombian and Chilean pesos relative to the U.S. dollar and a decrease in fuel prices.
     Cost of sales for the Retail Fuel segment decreased by $959 million to $2,737 million for the nine months ended September 30, 2009 compared to $3,696 million for the nine months ended September 30, 2008. The decrease was primarily due to the devaluation of the Colombian and Chilean pesos relative to the U.S. dollar and a decrease in fuel prices.
  Gross Margin
     Gross margin is defined as revenues less cost of sales which may differ from the manner in which other companies may define gross margin. The following table reflects gross margin by segment.

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Power Distribution	$215	$238	$569	$645
Power Generation	65	56	201	175
Natural Gas Transportation and Services	47	48	139	143
Natural Gas Distribution	58	49	169	147
Retail Fuel	110	118	300	353
Headquarters/Other/Eliminations	7	2	11	10

Total Gross Margin	$502	$511	$1,389	$1,473

     Gross margin decreased by $9 million to $502 million for the three months ended September 30, 2009 compared to $511 million for the three months ended September 30, 2008. The decrease was primarily due to the decrease in gross margin of the Power Distribution segment ($23 million) and the Retail Fuel segment ($8 million), partially offset by the increase in gross margin of the Power Generation segment ($9 million) and the Natural Gas Distribution segment ($9 million) as described below.
     Gross margin decreased by $84 million to $1,389 million for the nine months ended September 30, 2009 compared to $1,473 million for the nine months ended September 30, 2008. The decrease was primarily due to the decrease in gross margin of the Power Distribution segment ($76 million) and the Retail Fuel segment ($53 million), partially offset by the increase in gross margin of the Power Generation segment ($26 million) and the Natural Gas Distribution segment ($22 million) as described below.
  Power Distribution
     Gross margin for the Power Distribution segment decreased by $23 million to $215 million for the three months ended September 30, 2009 compared to $238 million for the three months ended September 30, 2008. The decrease was primarily due to the decreased gross margin at Elektro ($24 million) primarily due to the translation impact of the devaluation of Brazilian real relative to the U.S. dollar and net unfavorable adjustments from the finalization of the 2007 tariff. On a local currency basis, Elektro’s gross margin was flat compared to the prior year quarter.
     Gross margin for the Power Distribution segment decreased by $76 million to $569 million for the nine months ended September 30, 2009 compared to $645 million for the nine months ended September 30, 2008. The decrease was primarily due to the decreased gross margin at Elektro ($84 million) due to the translation impact of the devaluation of the Brazilian real relative to the U.S. dollar and the net unfavorable tariff adjustments from finalization of the 2007 tariff. On a local currency basis, Elektro margins increased slightly due to increases in both residential volume and price. The decrease in gross margin from Elektro was partially offset by the increased gross margin at EDEN ($8 million) due to a tariff increase authorized in August 2008.
  Power Generation
     Gross margin for the Power Generation segment increased by $9 million to $65 million for the three months ended September 30, 2009 compared to $56 million for the three months ended September 30, 2008. This increase was primarily due to the increased gross margin at San Felipe ($14 million). Gross margin at San Felipe increased primarily due to the timing of recognition of pass-through costs under the Power Purchase Agreement (“PPA”) structure. Under the PPA, the revenue pricing is based on the costs incurred for a portion of the heavy fuel used in generation on an approximate one-year lag (when the fuel prices were generally higher) while the cost of sales is based on current fuel prices (which are generally lower in 2009 compared to 2008).
     Gross margin for the Power Generation segment increased by $26 million to $201 million for the nine months ended September 30, 2009 compared to $175 million for the nine months ended September 30, 2008. The increase was primarily due to the increased gross margin at San Felipe ($28 million) as described above, Trakya ($11 million) as a result of higher generation volume in 2009, and the new acquisitions ($7 million) made in 2008, partially offset by the decreased gross margin at ENS ($6 million) and PQP ($4 million). The decreased gross margin at ENS was primarily due to the devaluation of the Polish zloty relative to the U.S. dollar, partially offset by higher stranded cost and fuel cost compensation revenues obtained from the Polish government and higher generation volume. The decreased gross margin at PQP was primarily due to lower fuel prices.
  Natural Gas Transportation and Services
     Gross margin for the Natural Gas Transportation and Services segment decreased by $1 million to $47 million for the three months ended September 30, 2009 compared to $48 million for the three months ended September 30, 2008.

     Gross margin for the Natural Gas Transportation and Services segment decreased by $4 million to $139 million for the nine months ended September 30, 2009 compared to $143 million for the nine months ended September 30, 2008.
  Natural Gas Distribution
     Gross margin for the Natural Gas Distribution segment increased by $9 million to $58 million for the three months ended September 30, 2009 compared to $49 million for the three months ended September 30, 2008 primarily due to an expanded customer base at Tongda and increased tariff and higher distribution volume at Cálidda.
     Gross margin for the Natural Gas Distribution segment increased by $22 million to $169 million for the nine months ended September 30, 2009 compared to $147 million for the nine months ended September 30, 2008. The increase was primarily due to the increased gross margin at BMG ($9 million) and at one of the Promigas subsidiaries ($7 million). The increase at BMG was primarily due to increased customer demand and increased connection and construction fee revenues ($7 million) which do not have associated cost of sales as well as the additional month of margin in 2009 as BMG was not acquired until January 30, 2008. The increased gross margin at one of the Promigas subsidiaries ($7 million) was primarily due to increased industrial customer demand and an increased tariff for non-regulated industrial customers.
  Retail Fuel
     Gross margin for the Retail Fuel segment decreased by $8 million to $110 million for the three months ended September 30, 2009 compared to $118 million for the three months ended September 30, 2008. The decrease was primarily due to the higher inventory cost of aviation fuel compared to current regulatory-set rates and the decreased wholesale fuel and retail fuel prices to be more competitive in the market. Additionally the decrease was due to the devaluation of the Colombian and Chilean pesos based on the average rates for the third quarter of each year relative to the U.S. dollar.
     Gross margin for the Retail Fuel segment decreased by $53 million to $300 million for the nine months ended September 30, 2009 compared to $353 million for the nine months ended September 30, 2008. The decrease was primarily due to the reasons discussed above.
  Operating Expenses
  Operations, Maintenance and General and Administrative Expenses
     The following table reflects operations, maintenance and general and administrative expenses by segment:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Power Distribution	$77	$87	$207	$247
Power Generation	42	35	80	102
Natural Gas Transportation and Services	15	17	43	49
Natural Gas Distribution	26	20	65	55
Retail Fuel	61	52	153	161
Headquarters/Other/Eliminations	20	21	57	67

Total operations, maintenance and general and administrative expenses	$241	$232	$605	$681

     Operations, maintenance and general and administrative expenses increased by $9 million to $241 million for the three months ended September 30, 2009 compared to $232 million for the three months ended September 30, 2008. The overall general increase in the third quarter was due to increases in Retail Fuel, Power Generation and Natural Gas Distribution expenses as compared to prior quarters, partially offset by the appreciation of the U.S. dollar for the three months ended September 30, 2009 compared with the same period of prior year.

     Operations, maintenance and general and administrative expenses decreased by $76 million to $605 million for the nine months ended September 30, 2009 compared to $681 million for the nine months ended September 30, 2008. The overall general decrease was in part due to the appreciation of the U.S. dollar and AEI’s focus on conserving cash in response to the global economic crisis. The decrease was primarily in the Power Distribution segment ($40 million) and the Power Generation segment ($22 million) as described below. In addition, the operations, maintenance and general and administrative expenses remained favorable at the parent level by $7 million as a result of the decreased expenses for outside services and professional fees.
  Power Distribution
     Operations, maintenance and general and administrative expenses for the Power Distribution segment decreased by $10 million to $77 million for the three months ended September 30, 2009 compared to $87 million for the three months ended September 30, 2008. The decrease was primarily due to a decrease at Elektro ($8 million) as a result of the devaluation of the Brazilian real relative to the U.S. dollar and reduced operations, maintenance and general and administrative expenses including pension cost.
     Operations, maintenance and general and administrative expenses for the Power Distribution segment decreased by $40 million to $207 million for the nine months ended September 30, 2009 compared to $247 million for the nine months ended September 30, 2008 primarily at Elektro ($34 million) as described above.
  Power Generation
     Operations, maintenance and general and administrative expenses for the Power Generation segment increased by $7 million to $42 million for the three months ended September 30, 2009 compared to $35 million for the three months ended September 30, 2008. The increase in expense was primarily due to an increase at EPE ($18 million) as a result of the reversal in the third quarter of 2009 of a previously recognized benefit associated with PIS/Cofins (Social Integration Programme/Contribution to Social Security Financing) tax reimbursements from Furnas as a result of a recently settled arbitration with Furnas. This increase was partially offset by a decrease at Trakya ($6 million) as a result of the absence of cost related to major plant maintenance primarily performed in the second quarter of 2008 and a decrease at San Felipe ($5 million) as a result of the absence of cost related to plant maintenance performed primarily during the third quarter of 2008.
     Operations, maintenance and general and administrative expenses for the Power Generation segment decreased by $22 million to $80 million for the nine months ended September 30, 2009 compared to $102 million for the nine months ended September 30, 2008. The decrease was primarily due to a decrease at Trakya ($29 million) and at San Felipe ($10 million), partially offset by an increase at EPE ($15 million), all as described above.
  Natural Gas Transportation and Services
     Operations, maintenance and general and administrative expenses for the Natural Gas Transportation and Services segment decreased by $2 million to $15 million for the three months ended September 30, 2009 compared to $17 million for the three months ended September 30, 2008.
     Operations, maintenance and general and administrative expenses for the Natural Gas Transportation and Services segment decreased by $6 million to $43 million for the nine months ended September 30, 2009 compared to $49 million for the nine months ended September 30, 2008 primarily due to a decrease at Promigas as a result of lower pipeline inspection expenses.
  Natural Gas Distribution
     Operations, maintenance and general and administrative expenses for the Natural Gas Distribution segment increased by $6 million to $26 million for the three months ended September 30, 2009 compared to $20 million for the three months ended September 30, 2008 primarily due to an increase in provisions for doubtful accounts at one of Promigas’ subsidiaries.

     Operations, maintenance and general and administrative expenses for the Natural Gas Distribution segment increased by $10 million to $65 million for the nine months ended September 30, 2009 compared to $55 million for the nine months ended September 30, 2008. The increase was primarily due to increases in provisions for doubtful accounts at one of Promigas’ subsidiaries and in professional fees at certain subsidiaries.
  Retail Fuel
     Operations, maintenance and general and administrative expenses for the Retail Fuel segment increased by $9 million to $61 million for the three months ended September 30, 2009 compared to $52 million for the three months ended September 30, 2008. The increase was primarily due to an increase in maintenance and operating lease expenses as a result of an increase in the number of gas stations and higher rental expenses, partially offset by the devaluation of the Colombian and Chilean pesos based on the average rates for the third quarter of each year relative to the U.S. dollar.
     Operations, maintenance and general and administrative expenses for the Retail Fuel segment decreased by $8 million to $153 million for the nine months ended September 30, 2009 compared to $161 million for the nine months ended September 30, 2008. The decrease was primarily due to the devaluation of the Colombian and Chilean pesos based on the average rates for the first nine months of each year relative to the U.S. dollar, partially offset by an increase in maintenance and operating lease expenses as a result of an increase in the number of gas stations and higher rental expenses.
  Depreciation and Amortization
     The following table reflects depreciation and amortization expense by segment:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Power Distribution	$34	$37	$95	$109
Power Generation	10	8	32	19
Natural Gas Transportation and Services	6	6	16	17
Natural Gas Distribution	5	5	16	14
Retail Fuel	14	15	36	41
Headquarters/Other/Eliminations	2	—	5	3

Total depreciation and amortization expenses	$71	$71	$200	$203

     Total depreciation and amortization expenses were $71 million for each of the three months ended September 30, 2009 and 2008.
     Total depreciation and amortization expenses decreased by $3 million to $200 million for the nine months ended September 30, 2009 compared to $203 million for the nine months ended September 30, 2008. The decrease was primarily due to the decreased depreciation and amortization expenses at Elektro ($14 million) as a result of the devaluation of the Brazilian real relative to the U.S. dollar, partially offset by the additional depreciation and amortization expenses from acquisitions made in 2008 ($5 million) and the increased depreciation and amortization expenses at EPE ($4 million) as a result of the termination of lease accounting treatment for its power supply agreement as of December 31, 2008.
  (Gain) Loss on Disposition of Assets
     During the three months ended September 30, 2009, AEI recorded a net loss on disposition of assets totaling $9 million compared to a net loss of $13 million for the three months ended September 30, 2008. The loss in 2009 was primarily related to the ordinary course sale of operating equipment at Elektro. During the three months ended September 30, 2008, AEI finalized the SIE purchase price allocation and related valuations and recorded a $6 million reduction in the gain on the sale of 46% of Gazel when exchanged for a 17% additional interest in SIE.

     During the nine months ended September 30, 2009, AEI recorded a net loss on disposition of assets totaling $19 million compared to a net gain of $40 million for the nine months ended September 30, 2008. The loss in 2009 was primarily related to the ordinary course sale of operating equipment at Elektro. During the nine months ended September 30, 2008, AEI recognized a gain of $68 million on the sale of 46% of Gazel when exchanged for a 17% additional interest in SIE, partially offset by a loss of $14 million on the sale of debt securities of Gas Argentina S.A. (see Note 5 to the unaudited condensed consolidated financial statements) and a loss of $14 million associated with the ordinary course sale of operating equipment at Elektro.
  Equity Income from Unconsolidated Affiliates
     The following table reflects equity income from unconsolidated affiliates by segment:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Power Distribution	$19	$17	$52	$55
Power Generation	1	3	3	8
Natural Gas Transportation and Services	5	10	16	27
Natural Gas Distribution	4	2	10	10
Retail Fuel	1	2	1	3
Headquarters/Other/Eliminations	(1)	—	(3)	(1)

Total equity income from unconsolidated affiliates	$29	$34	$79	$102

     Equity income from unconsolidated affiliates decreased by $5 million to $29 million for the three months ended September 30, 2009 compared to $34 million for the three months ended September 30, 2008. The decrease was primarily due to the decreased equity income from the investment in Subic ($3 million) due to the expiration of the 15-year build-to-operate-transfer agreement (“BOT”) between Subic and the National Power Corporation of the Philippines (“NPC”) in February 2009, which required the Company to turn over the plant to the NPC.
     Equity income from unconsolidated affiliates decreased by $23 million to $79 million for the nine months ended September 30, 2009 compared to $102 million for the nine months ended September 30, 2008. The decrease was primarily due to the decreased equity income at Transredes ($10 million), Chilquinta ($6 million) and Subic ($6 million). Equity income from Transredes decreased due to the nationalization of Transredes during the second quarter of 2008. The decreased equity income from Chilquinta was primarily due to the devaluation of the Chilean Peso based on the average rates for the first nine months of each year relative to the U.S. dollar. Equity income from Subic decreased for the reason described above.
  Operating Income
     The following table reflects the contribution of each segment to operating income in the comparative periods:

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Power Distribution	$113	$126	$297	$326
Power Generation	11	(25)	87	15
Natural Gas Transportation and Services	31	32	92	99
Natural Gas Distribution	28	24	93	85
Retail Fuel	32	45	99	211
Headquarters/Other/Eliminations	(15)	(25)	(55)	(83)

Total operating income	$200	$177	$613	$653

     Operating income for the three months ended September 30, 2009 increased by $23 million to $200 million compared to $177 million for the three months ended September 30, 2008. The increase was primarily due to the increase in the Power Generation segment ($36 million) and Headquarters as a result of decreased professional fees and outside services; partially offset by the decrease in the Power Distribution segment ($13 million) and the Retail Fuel segment ($13 million).

     Operating income for the nine months ended September 30, 2009 decreased by $40 million to $613 million compared to $653 million for the nine months ended September 30, 2008. The decrease was primarily due to the decrease in the Retail Fuel segment ($112 million), partially due to the $68 million gain in 2008, and the Power Distribution segment ($29 million), partially offset by the increase in the Power Generation segment ($72 million) and Headquarters as a result of decreased professional fees and outside services.
  Power Distribution
     Operating income for the Power Distribution segment decreased by $13 million to $113 million for the three months ended September 30, 2009 compared to $126 million for the three months ended September 30, 2008. The decrease was mainly due to lower operating income at Elektro ($17 million) primarily due to the devaluation of the Brazilian real relative to the U.S. dollar and unfavorable net tariff adjustments.
     Operating income for the Power Distribution segment decreased by $30 million to $297 million for the nine months ended September 30, 2009 compared to $326 million for the nine months ended September 30, 2008. The decrease was mainly due to lower operating income at Elektro ($38 million) primarily due to the devaluation of the Brazilian real relative to the U.S. dollar and unfavorable net tariff adjustments, partially offset by increased operating income at EDEN ($10 million) due to a tariff increase authorized in August 2008.
  Power Generation
     Operating income for the Power Generation segment increased by $36 million to $11 million for the three months ended September 30, 2009 compared to $(25) million for the three months ended September 30, 2008, primarily due to increases at San Felipe and EPE. The increased operating income at San Felipe was primarily due to the timing of recognition of pass-through costs under the PPA structure. Under the PPA, the revenue pricing is based on the costs incurred for a portion of the heavy fuel used in generation on an approximate one-year lag (when the fuel prices were generally higher) while the cost of sales is based on current fuel prices (which are generally lower in 2009 compared to 2008). The increased operating income at EPE was due to a lower operating loss recognized in 2009. During the third quarter of 2008, EPE recognized $44 million in other charges to impair the value of its lease investment receivable as collectability was not assured. In December 2008, EPE ceased its lease accounting treatment. During the third quarter of 2009, EPE recognized a one-time charge of $18 million for the reversal of previously recognized PIS and COFINS tax reimbursements from Furnas revenues.
     Operating income for the Power Generation segment increased by $72 million to $87 million for the nine months ended September 30, 2009 compared to $15 million for the nine months ended September 30, 2008, primarily due to increases at San Felipe as described above and Trakya as a result of higher generation volume in 2009.
  Natural Gas Transportation and Services
     Operating income for the Natural Gas Transportation and Services segment decreased by $1 million to $31 million for the three months ended September 30, 2009 compared to $32 million for the three months ended September 30, 2008.
     Operating income for the Natural Gas Transportation and Services segment decreased by $7 million to $92 million for the nine months ended September 30, 2009 compared to $99 million for the nine months ended September 30, 2008, primarily due to the decreased equity income at Transredes as a result of the nationalization.
  Natural Gas Distribution
     Operating income for the Natural Gas Distribution segment increased by $4 million to $28 million for the three months ended September 30, 2009 compared to $24 million for the three months ended September 30, 2008 primarily due to an increase at Tongda due to an expanded customer base.
     Operating income for the Natural Gas Distribution segment increased by $8 million to $93 million for the nine months ended September 30, 2009 compared to $85 million for the nine months ended September 30, 2008, primarily due to an increase at BMG due to increased customer demand and increased connection and construction fee revenues which do not have cost of sales.
  Retail Fuel
     Operating income for the Retail Fuel segment decreased by $13 million to $32 million for the three months ended September 30, 2009 compared to $45 million for the three months ended September 30, 2008. The decrease was primarily due to the lower margin on aviation fuel prices driven by higher inventory cost compared to current regulatory-set rates and lower margins on retail and wholesale fuel sales to be more competitive in the market and the devaluation of the Colombian and Chilean pesos based on the average rates for the third quarter of each year relative to the U.S. dollar.
     Operating income for the Retail Fuel segment decreased by $112 million to $99 million for the nine months ended September 30, 2009 compared to $211 million for the nine months ended September 30, 2008. The decrease was primarily due to the recognition of a $68 million gain in the first quarter of 2008 on the sale of 46% of Gazel when exchanged for a 17% additional interest in SIE. See Note 3 to the unaudited condensed consolidated financial statements.
  Interest Income
     Interest income decreased by $4 million to $23 million for the three months ended September 30, 2009 compared to $27 million for the three months ended September 30, 2008.
     Interest income decreased by $10 million to $58 million for the nine months ended September 30, 2009 compared to $68 million for the nine months ended September 30, 2008. Of the interest income earned during the nine months ended September 30, 2009 and 2008, 50% and 54%, respectively, was related to Elektro, whose interest income is primarily related to short-term investments and interest on amounts owed by delinquent or financed customers. The decrease at Elektro was primarily due to the devaluation of Brazilian real relative to the U.S. dollar.
  Interest Expense
     Interest expense decreased by $14 million to $85 million for the three months ended September 30, 2009 compared to $99 million for the three months ended September 30, 2008 primarily at parent level ($9 million) due to the conversion of PIK notes and lower interest rates for approximately $320 million variable rate debt for which the parent company fixed the interest rate in January 2009 at historically low rates by entering into fixed interest rate swaps.
     Interest expense decreased by $48 million to $244 million for the nine months ended September 30, 2009 compared to $292 million for the nine months ended September 30, 2008. The decrease was primarily due to the decreased interest expense at Elektro ($28 million) and the parent level ($20 million). Interest expense at Elektro decreased by $28 million to $32 million primarily due to lower interest rates and the devaluation of the Brazilian real relative to the U.S. dollar. Interest expense at the parent level decreased by $19 million to $81 million for the reasons discussed above.
  Foreign Currency Transaction Gain (Loss), Net
     Total foreign currency transaction losses were $1 million for the three months ended September 30, 2009 compared to $47 million for the three months ended September 30, 2008. During the three months ended September 30, 2008, $32 million of foreign currency transaction losses were associated with U.S. dollar denominated debt instruments held by Promigas, which were refinanced into Colombian peso denominated debt in the second and third quarter of 2009, as a result of the devaluation of the Colombian peso relative to the U.S. dollar; $15 million of foreign currency transaction losses were associated with Brazilian real denominated lease investments at EPE, which ceased to be accounted for as a lease as of December 31, 2008, as a result of the devaluation of the Brazilian real relative to the U.S. dollar.

     Total foreign currency transaction gains were $5 million for the nine months ended September 30, 2009 compared to foreign currency transaction losses of $24 million for the nine months ended September 30, 2008. During the nine months ended September 30, 2008, the foreign currency transaction losses were associated with the same U.S. dollar denominated debt instruments and the lease investments at EPE for the reasons described above.
  Other Income (Expense)
     AEI recognized $7 million and $57 million of other income for the three months and nine months ended September 30, 2009, respectively, compared to $7 million and $9 million of other income for the three and nine months ended September 30, 2008, respectively. The income recognized in the nine month period of 2009 was primarily due to a reversal of a provision in the second quarter of 2009. Through 2004, Elektro had accrued approximately $49 million associated with the calculation of the required social contribution on revenue and the contribution to the government social integration program. In May 2009, a newly enacted Brazilian law revoked a previous law which resulted in a change in the methodology by which such contributions should be calculated, allowing Elektro to reverse the accrual. See Note 4 to the unaudited condensed consolidated financial statements.
  Provision for Income Taxes
     AEI is a Cayman Islands company, which is not subject to income tax in the Cayman Islands. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned.
     The provision for income taxes for the three months ended September 30, 2009 and 2008 was $60 million and $50 million, respectively. The estimated effective income tax rate for the three months ended September 30, 2009 and 2008 was 39.7% and 76.9%, respectively. The difference in the effective tax rate between third quarter 2009 and 2008 was primarily due to an increase in net income before tax caused by a decrease in foreign currency transaction losses, a difference due to EPE for the reversal of previously recognized PIS/Cofins tax reimbursements in the third quarter of 2009 compared to the impact of the write-down on lease investment receivables in the third quarter of 2008, neither of which could be benefitted for tax purposes, and a reduction in FIN 48 tax liability in the third quarter of 2009 due to the lapse of the statute of limitations. The effective tax rate exceeds the Cayman statutory rate of 0% primarily due to losses generated by the Company in its Cayman Island and certain of its Brazilian subsidiaries for which no tax benefit has been provided.
     The provision for income taxes for the nine months ended September 30, 2009 and 2008 was $187 million and $169 million, respectively. The estimated effective income tax rate for the nine months ended September 30, 2009 and 2008 was 37.5% and 40.8%, respectively, which was higher than the statutory rate primarily due to taxes generated at the local operating companies, and losses generated by the Company in its Cayman Island and certain of its Brazilian subsidiaries for which no tax benefit has been provided and which increased the effective tax rate for this period.
  Noncontrolling Interests
     The following table reflects the main components of net income — noncontrolling interests:

	For the		For the
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.)
Promigas	$13	$14	$61	$138
Proenergía	23	—	23	—
Cuiaba	(25)	(20)	(35)	(26)
Trakya	4	6	15	9
DCL	(2)	—	(6)	—
Luoyang	(1)	(4)	(4)	(9)
Elektra	3	2	8	6
Other	2	(2)	8	2

Total net income — noncontrolling interests	$17	$(4)	$70	$120

     Net income — noncontrolling interests increased by $21 million to $17 million for the three months ended September 30, 2009 compared to $(4) million for the three months ended September 30, 2008. The increase was primarily due to higher consolidated income for subsidiaries with noncontrolling interests, partially offset by decreased noncontrolling interests at Trakya as a result of a decreased noncontrolling interest ownership beginning in August 2009.
     Net income — noncontrolling interests decreased by $50 million to $70 million for the nine months ended September 30, 2009 compared to $120 million for the nine months ended September 30, 2008. The decrease was primarily due to the impact of the noncontrolling interest share of the Promigas gain ($55 million) on its sale of 46% of Gazel to minority shareholders of SIE in the first nine months of 2008 and the lower consolidated net income for the nine months ended September 30, 2009. In addition, the Company incurred losses during the first nine months of 2009 at Luoyang and DCL, each of which has noncontrolling interests.
  Net Income Attributable to AEI
     As a result of the factors discussed above, net income attributable to AEI for the three and nine months ended September 30, 2009 was $74 million and $242 million, respectively, compared to net income attributable to AEI of $19 million and $125 million for the three and nine months ended September 30, 2008, respectively.
  Adjusted Net Income Attributable to AEI
     Adjusted net income attributable to AEI for the three and nine months ended September 30, 2009 was $83 million and $216 million, respectively, compared to adjusted net income attributable to AEI of $66 million and $163 million for the three and nine months ended September 30, 2008, respectively.

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
(millions of dollars (U.S.))	2009	2008	2009	2008
Net Income Attributable to AEI	$74	$19	$242	$125
EPE — arbitration settlement	14	—	14	—
EPE — lease receivable allowance	—	30	—	30
Elektro — accrual reversal	—	—	(32)	—
Foreign currency transaction loss, net	2	11	2	6
Gain on early retirement of debt	(7)	—	(10)	—
Sale of Metrogas securities	—	—	—	14
Gain on SIE/Gazel transaction	—	6	—	(12)

Adjusted Net Income	$83	$66	$216	$163

     Factors contributing to adjusted net income attributable to AEI are as follows:
•	A charge in third quarter 2009 of $27 million, or $14 million net of tax and noncontrolling interests, for the settlement of arbitration related to the social contributions taxes (PIS and COFINS) collected by EPE in 2007 and prior years

•	A $44 million charge, or $30 million net of tax and noncontrolling interests, in the third quarter of 2008 related to an allowance for EPE’s lease investment receivable balance

•	A $32 million net of tax ($49 million gross) accrual reversal recorded by Elektro in Other income in the second quarter 2009 for the reversal of a social contribution tax accrual recorded prior to 2004

•	Non-cash foreign currency losses on financial assets and liabilities

•	Gains on the extinguishment of debt from purchases in the second and third quarter of 2009 of EDEN’s debt by AEI

•	Loss of $14 million on the sale of Metrogas available-for-sale securities in the second quarter of 2008

•	Gain of $68 million, or $12 million net of tax and non-controlling interests, on the sale of Gazel in exchange for additional ownership interest in SIE

Capital Resources and Liquidity
  Capital Expenditures
     For 2009, capital spending is expected to total approximately $450 million, of which $160 million and $137 million correspond to capital expenditures at Elektro and Promigas (including its consolidated subsidiaries), respectively. Capital expenditures were $260 million and $240 million for the nine months ended September 30, 2009 and 2008, respectively. For the first nine months of 2009, capital expenditures comprised $98 million of maintenance capital expenditures, $117 million of regulatory capital expenditures which are required by the regulators or by contract, but contribute to future revenue growth, with the remainder of $45 million of capital expenditures related to growth projects. Planned capital expenditures for 2009 include spending on asset base expansions at certain Power Distribution, Natural Gas Distribution and Natural Gas Transportation projects, additional stations and upgrades in the Retail Fuel segment, new project construction expenditures in the Power Generation segment, and maintenance expenditures related to existing assets across all segments. These capital expenditures are expected to be financed using a combination of cash provided by the businesses’ operations, business level financing and equity contributions from shareholders.
  Cash Flows for the Nine Months Ended September 30, 2009 and September 30, 2008
  Cash Flows from Operating Activities
     Cash provided by operating activities was $515 million in the first nine months of 2009 compared to $182 million in the first nine months of 2008 representing an increase of $333 million. Cash provided by operating activities before consideration of working capital, regulatory assets and liabilities and other changes was $563 million in the first nine months of 2009 compared to $490 million in the first nine months of 2008. The increase in cash flows from operating activities excluding working capital, regulatory and other changes of $73 million was due primarily to higher profitability resulting in more net income as well as the impact of non cash losses on disposition of assets in 2009 as compared to gains in 2008. The total change in working capital for the nine months in 2009 was a net outflow of $71 million primarily due to an increase in accounts receivables. Prior year working capital cash flows, excluding regulatory assets and liabilities and other, were an outflow of $253 million primarily due to an increase in accounts receivables which was partially offset by an increase in payable balances. The net difference in working capital changes between 2008 and 2009 was an improvement to operating cash flows of $182 million primarily due to reductions in accounts receivable balances in the Power Distribution segment. Net regulatory assets increased during the nine month 2009 period by $41 million compared to an increase in 2008 of $86 million, both of which negatively impacted cash flows. The change in regulatory assets reflects the timing lags in collection of pass-through of energy costs. The positive impact reflected from other assets of $64 million in 2009 over the $31 million in 2008 was primarily due to the increased accrued liabilities at EPE. An increase in other liabilities was established as a result of accessing the restricted cash compensation account associated with the PPA arbitration. The offset is an increase in restricted cash included in investing activities. Additionally a PIS and COFINS accrual was established related to a settlement agreement to be paid to Furnas for previously collected sales taxes.
  Cash Flows from Investing Activities
     Cash used by investing activities for the nine months ended September 30, 2009 was $255 million compared to $289 million for the nine months ended September 30, 2008. During the first nine months of 2009, the Company received the second payment of $60 million from YPFB related to the sale of its investment in Transredes and the proceeds of $22 million from the matured held-to-maturity debt securities. During the first nine months of 2008, the Company received proceeds of $38 million from the sale of interests in debt securities of Gas Argentino S.A. Capital expenditures increased by $20 million to $260 million for the first nine months of 2009 compared to $240 million for the same period in 2008 due to expansion in the Company’s asset base and new project construction during 2009. The Company paid cash of $50 million for the acquisitions of EMDERSA and an additional equity interest in Emgasud in the first nine months of 2009, compared to $228 million in the same period of 2008 for the acquisitions of Luoyang, Fenix, Tipitapa, DCL and additional interests in BMG and subsidiaries of Promigas. During the first nine months of 2009, there was $18 million of cash and cash equivalents acquired compared to $77 million in the same period of 2008 from the acquisitions noted above. During the first nine months of 2009, the Company contributed $8 million to Proenergía and Promigas’ unconsolidated investments for project expansion and purchased a $15 million senior unsecured convertible note due in July 2012 from unconsolidated investment Emgasud. Additionally, restricted cash increased by $12 million during the first nine months of 2009 primarily due to the net impact of the increased restricted cash at EPE as described above, offset by the decreased restricted cash at Cálidda, Elektro and JPPC associated with the repayment of their debt, releasing the restriction on cash.
  Cash Flows from Financing Activities
     Cash used in financing activities for the nine months ended September 30, 2009 was $384 million compared to $182 million of cash provided by financing activities for the nine months ended September 30, 2008. During the first nine months of 2009, AEI made net repayments of $299 million under its Revolving Credit Facility; Promigas and, subsequent to the spin-off, Proenergia refinanced $250 million of U.S. dollar denominated debt through Colombian peso denominated notes; Promigas issued Colombian peso denominated bonds totaling 550 billion Colombian peso (approximately U.S. $277 million) and repaid $273 million of its Colombian peso notes; Elektro issued unsecured commercial paper totaling 120 million Brazilian reais (approximately U.S. $61 million) and non-convertible debentures in the amount of 300 million Brazilian reais (approximately U.S. $152 million) and used proceeds from the issuance to repay its unsecured commercial paper; Cálidda repaid its subordinated loan of $47 million with funds provided through an intercompany loan with its shareholders, AEI and Promigas; Elektra repaid $25 million on its outstanding revolving loans. In addition, the Company paid $48 million to acquire an additional 31% ownership interest in Trakya from a noncontrolling interest shareholder. For the first nine months of 2008, the Company sold 12.5 million of its ordinary shares to GIC and received $200 million in proceeds; Elektro had decreased scheduled repayments of its long term debt, Delsur increased borrowings and Promigas refinanced various credit facilities for the financing of capital expenditures, while the Company used a portion of the stock issuance proceeds previously mentioned to repay a portion of its revolving credit facility and Trakya paid off all of its long term debt. During the first nine months of 2009 and 2008, the Company paid $55 million and $83 million, respectively, in dividends to noncontrolling shareholders.
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